Product supplement AE
To prospectus dated October 10, 2006 and
prospectus supplement dated November 13, 2006

Registration Statement No. 333-137902
Dated October 10, 2006
Securities Act of 1933, Rule 424(b)(2)



Deutsche Bank AG

Review Notes Linked to an Index or Indices

General

- Deutsche Bank AG may offer and sell review notes linked to an index or indices ("securities") from time to time. This product supplement describes terms that will apply generally to the securities and supplements the terms described in the accompanying prospectus supplement and prospectus. A separate term sheet or pricing supplement as the case may be, will describe terms that apply specifically to the securities, including any changes to the terms specified below. We refer to such term sheets and pricing supplements generally as pricing supplements. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus supplement or prospectus, the terms described in the relevant pricing supplement will control.

- The securities are senior unsecured obligations of Deutsche Bank AG.

- Payment on the securities is linked to an index or a group of indices, as described below.

- For important information about tax consequences, see "Certain U.S. Federal Income Tax Consequences" in this product supplement.

- The securities will be issued in denominations that will be specified in the relevant pricing supplement. Minimum investment amounts, if any, will be specified in the relevant pricing supplement.

- Investing in the securities is not equivalent to investing in any underlying index or its components.

- The securities will not be listed on any securities exchange unless otherwise specified in the relevant pricing supplement.

Investing in the securities involves a number of risks. See "Risk Factors" beginning on page 8 of this product supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this product supplement, the accompanying prospectus supplement and prospectus, or any related pricing supplement. Any representation to the contrary is a criminal offense.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Deutsche Bank AG

May 1, 2008

TABLE OF CONTENTS

In making your investment decision, you should rely only on the information contained or incorporated by reference in the pricing supplement relevant to your investment, this product supplement and the accompanying prospectus supplement and prospectus with respect to the securities offered by the relevant pricing supplement and this product supplement and with respect to Deutsche Bank AG. We have not authorized anyone to give you any additional or different information. The information in the relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus may be accurate only as of the dates of each of these documents, respectively.

The securities described in the relevant pricing supplement and this product supplement are not appropriate for all investors, and involve important legal and tax consequences and investment risks, which you should discuss with your professional advisers. You should be aware that the regulations of the Financial Industry Regulatory Authority ("FINRA") and the laws of certain jurisdictions (including regulations and laws that require brokers to ensure that investments are suitable for their customers) may limit the availability of the securities. The relevant pricing supplement, this product supplement and the accompanying prospectus supplement and prospectus do not constitute an offer to sell or a solicitation of an offer to buy the securities under any circumstances in which such offer or solicitation is unlawful.

In this product supplement and the accompanying prospectus supplement and prospectus, "we," "us" and "our" refer to Deutsche Bank AG, including, as the context may require, acting through one of its branches.

We are offering to sell, and are seeking offers to buy, the securities only in jurisdictions where such offers and sales are permitted. Neither this product supplement nor the

accompanying prospectus supplement, prospectus or pricing supplement constitutes an offer to sell, or a solicitation of an offer to buy, any securities by any person in any jurisdiction in which it is unlawful for such person to make such an offer or solicitation. Neither the delivery of this product supplement nor the accompanying prospectus supplement, prospectus or pricing supplement nor any sale made hereunder implies that there has been no change in our affairs or that the information in this product supplement and accompanying prospectus supplement, prospectus and pricing supplement is correct as of any date after the date hereof.

You must (i) comply with all applicable laws and regulations in force in any jurisdiction in connection with the possession or distribution of this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and the purchase, offer or sale of the securities and (ii) obtain any consent, approval or permission required to be obtained by you for the purchase, offer or sale by you of the securities under the laws and regulations applicable to you in force in any jurisdiction to which you are subject or in which you make such purchases, offers or sales; neither we nor the agents shall have any responsibility therefor.

SUMMARY TERMS

Underlying Index or Indices

In the case of securities linked to one underlying index, the underlying index designated in the relevant pricing supplement (the "**Underlying Index**") accompanying this product supplement. In the case of securities linked to the lesser performing index, the group of underlying indices designated in the relevant pricing supplement (the "**Underlying Indices**") accompanying this product supplement.

The potential Underlying Indices that may be specified in the relevant pricing supplement are described in Annex A to this product supplement titled "Underlying Indices."

Face Amount of the securities

The denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

Issue Price

100% of the Face Amount, unless otherwise specified in the relevant pricing supplement.

Payment on the securities

Either (i) we will accelerate the securities if the value of the Underlying Index or **all** the Underlying Indices is **greater than or equal to** the applicable Call Level(s) on any specified Review Date, and pay to you an amount in cash the Face Amount of your securities *plus* a Call Premium or (ii) if the securities have not been accelerated, we will pay to you at maturity an amount in cash equal to or less than the Face Amount of your securities.

The payment on the securities will be determined as follows:

Securities Linked to a Single Index

Payment upon our automatic call

If the Index Closing Level on any Review Date of the Underlying Index is **greater than or equal to** the Call Level for that Review Date specified in the relevant pricing supplement, the securities will be automatically called for a cash call price per Face Amount determined as follows:

Cash call price = Face Amount + (Face Amount x Call Premium)

Payment at maturity

- *For securities without a buffer*, if the securities are not called prior to maturity, you will lose 1% of the Face Amount of your securities for every 1% that the Underlying Index declines from the Initial Index Level as of the final Review Date. Under these circumstances, your payment at maturity per Face Amount will be determined as follows:

Payment at maturity = Face Amount + (Face Amount x Index Return)

In this scenario where the securities have not been accelerated, the Index Return will be negative and the

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payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

- *For securities with a buffer*, if the securities are not called prior to maturity, your investment is protected against a decline in the Underlying Index up to the Buffer Amount. If the Ending Index Level declines from the Initial Index Level and such decline is *equal to or less than* the Buffer Amount, you will receive the Face Amount of your securities at maturity.

However, if the Ending Index Level declines from the Initial Index Level by *more than* the Buffer Amount, for every 1% decline of the Underlying Index below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your payment at maturity per Face Amount will be determined as follows:

$$\text{Payment at maturity} = \text{Face Amount} + \left(\text{Face Amount} \times \left(\text{Index Return} + \text{Buffer Amount} \right) \times \text{Downside Factor} \right)$$

In this scenario where the securities have not been accelerated, the sum of the Index Return and the Buffer Amount will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities Linked to the Lesser Performing Index

Payment upon our automatic call

If the Index Closing Level on any Review Date of each Underlying Index in the group of Underlying Indices is *greater than or equal to* its respective Call Level for that Review Date specified in the relevant pricing supplement, the securities will be automatically called for a cash call price per Face Amount determined as follows:

Cash call price = Face Amount + (Face Amount x Call Premium)

Payment at maturity

- *For securities without a buffer*, if the securities are not called prior to maturity, you will lose 1% of the Face Amount of your securities for every 1% that the Lesser Performing Index declines below its Initial Index Level as of the final Review Date. Under these circumstances, your payment at maturity per Face Amount will be determined as follows:

$$\text{Payment at maturity} = \text{Face Amount} + \left(\text{Face Amount} \times \text{Lesser Index Return} \right)$$

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In this scenario where the securities have not been accelerated, the Lesser Index Return will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

- *For securities with a buffer*, if the securities are not called prior to maturity, your investment is protected against a decline in the Lesser Performing Index up to the Buffer Amount. If the Lesser Performing Index's Ending Index Level declines from its Initial Index Level and such decline is *equal to or less than* the Buffer Amount, you will receive the Face Amount of your securities at maturity.

However, if the Lesser Performing Index's Ending Index Level declines from the Initial Index Level by *more than* the Buffer Amount, for every 1% decline of the Lesser Performing Index below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your payment at maturity per Face Amount will be determined as follows:

$$\text{Payment at maturity} = \text{Face Amount} + \left(\text{Face Amount} \times \left(\frac{\text{Lesser Index Return} + \text{Buffer Amount}}{} \right) \times \text{Downside Factor} \right)$$

In this scenario where the securities have not been accelerated, the sum of the Lesser Index Return and the Buffer Amount will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Definitions	***The following defined terms are used in calculating the payment, if any, on your securities:***
Buffer Amount	A percentage amount that represents the permissible decline in the Index Closing Level, as measured from the Initial Index Level to the Ending Index Level, before which you start to lose any part of your investment
Call Level	An Index Closing Level for each Underlying Index specified for each Review Date
Call Premium	The percentage of the Face Amount specified for each Review Date in the relevant pricing supplement, which will be paid on the securities upon the automatic call of the securities
Downside Factor	The factor specified in the relevant pricing supplement by which any percentage decline in the Underlying Index (or Lesser Performing Index, if applicable) below the Buffer Amount is multiplied
Ending Index Level	The Index Closing Level of the Underlying Index on the final Review Date or such other date or dates as specified in the relevant pricing supplement

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Index Closing Level	The closing level of an Underlying Index (or any successor index) published at the regular weekday close of trading on that Index Business Day (as defined below). In certain circumstances, the Index Closing Level will be based on the alternate calculation of the Underlying Index described under "Description of Securities — Discontinuance of Any Underlying Index; Alteration of Method of Calculation."
Index Return	$$\dfrac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$
Index Setting Date	The pricing date, unless otherwise specified in the relevant pricing supplement, subject to postponement in certain circumstances as described in the more detailed definition of "Index Setting Date" under "Description of the Securities — Definitions."
Initial Index Level	The Index Closing Level of the Underlying Index on the Index Setting Date, or such other date or dates as specified in the relevant pricing supplement
Lesser Index Return	The lowest Index Return, which may be negative, of any Underlying Index in the applicable group of Underlying Indices
Lesser Performing Index	The Underlying Index with the Lesser Index Return
Review Dates	The dates specified in the relevant pricing supplement, subject to postponement in the event of certain market disruption events

RISK FACTORS

Your investment in the securities will involve certain risks. The securities do not guarantee any return of your investment or pay any coupons. Investing in the securities is not equivalent to investing directly in any Underlying Index or Indices or any of the constituents of such Underlying Index or Indices. In addition, your investment in the securities entails other risks not associated with an investment in conventional debt securities. **You should consider carefully the following discussion of risks, together with the risk information contained in the prospectus supplement, prospectus and the relevant pricing supplement before you decide that an investment in the securities is suitable for you.**

The securities do not guarantee any return of your investment or pay coupons.

The terms of the securities differ from those of ordinary debt securities in that we do not guarantee to repay your initial investment in the securities at maturity and will not pay you any coupons on the securities. For securities without a buffer, if the securities are not called prior to maturity, you will lose some or all of your investment at maturity. For securities with a buffer, if the securities are not called prior to maturity, you will lose some or all of your investment at maturity if the Ending Index Level of any Underlying Index or the Lesser Performing Index declines from its Initial Index Level by more than the Buffer Amount. The applicable pricing supplement will specify whether the securities have a buffer.

The appreciation potential of the securities is limited, and the securities are subject to an automatic early call.

Your investment in the securities will result in a gain if the Index Closing Level of the Underlying Index or *all* Underlying Indices on any of the Review Dates is greater than or equal to each of the applicable Call Levels specified in the relevant pricing supplement, which will trigger an automatic call of the securities and the payment of the Face Amount of the securities plus the applicable Call Premium. This gain will be limited to the Call Premium applicable to the Review Date on which the securities are called, regardless of the appreciation of the Underlying Index or Indices, which may be greater than the applicable Call Premium. In addition, the automatic call feature of the securities may shorten the term of your investment.

If the securities are linked to the Lesser Performing Index, the appreciation potential of the securities will be limited by the Underlying Index with the lowest return of the applicable group of Underlying Indices.

For securities linked to the Lesser Performing Index, your return on the securities will be limited by the Underlying Index with the lowest return of the applicable group of Underlying Indices, and the Index Closing Level of *all* Underlying Indices in the applicable group of Indices must be equal to or greater than the applicable Call Level specified for each such Underlying Index in the relevant pricing supplement on a Review Date in order for you to receive a return in excess of your initial investment. Consequently, the securities will not be called and may return substantially less than your initial investment even if the Index Closing Levels of the Underlying Indices other than the Underlying Index that is below its Call Level on any Review Date are equal to or greater than their applicable Call Level.

Secondary trading may be limited.

There may be little or no secondary market for the securities. Although we may decide to apply to list the securities on a stock exchange, we may not meet the requirements for listing of that particular stock exchange and do not expect to announce whether or not we will meet such requirements prior to the pricing date. Even if there is a secondary market, it may not provide significant liquidity. Deutsche Bank AG currently intends to act as a market maker for the securities but is not required to do so. Because we do not expect that other market makers will participate significantly in the secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which Deutsche Bank AG is willing to buy the securities. If at any time Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be significantly less liquidity in the secondary market, in which case the price at which you would be able to sell your securities would likely be lower than if an active market existed. If the securities are not listed on any securities exchange and Deutsche Bank AG were to cease acting as a market maker, it is likely that there would be no secondary market for the securities.

The inclusion of commissions and projected profit from hedging in the original issue price is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Deutsche Bank AG is willing to purchase securities in secondary market transactions will likely be lower than the original issue price, since the original issue price included, and secondary market prices are likely to exclude, commissions paid with respect to the securities, as well as the projected profit included in the cost of hedging our obligations under the securities. In addition, any such prices may differ from values determined by pricing models used by Deutsche Bank AG, as a result of dealer discounts, mark-ups or other transaction costs.

Market price of the securities will be influenced by many unpredictable factors.

Several factors, many of which are beyond our control, will influence the value of the securities in the secondary market and the price at which Deutsche Bank AG may be willing to purchase or sell the securities in the secondary market, including:

- the value of the Underlying Index or Indices at any time, including on the specified Review Dates;
- the volatility (frequency and magnitude of changes in value) of the Underlying Index or Indices;
- interest and yield rates in the market;
- geopolitical conditions and economic, financial, political and regulatory or judicial events that affect the component stocks of the Underlying Index or Indices or stock markets generally and that may affect the Index Closing Level of the Underlying Index or Indices on any day;
- the time remaining until the maturity of the securities;
- the dividend rate on the component stocks of the Underlying Index or Indices that your securities are linked to; and
- our creditworthiness, including actual and anticipated downgrades in our credit ratings.

Some or all of these factors will influence the price that you will receive if you sell your securities prior to maturity. For example, you may have to sell your securities at a substantial discount from the Face Amount if, at the time of sale, the Underlying Index or Indices are at, below or not sufficiently above their applicable Call Level(s) or if market interest rates rise.

You cannot predict the future performance of the Underlying Index or Indices based on historical performance. We cannot guarantee that the Index Closing Level of the Underlying Index or Indices on any Review Date will be equal to or greater than the applicable Call Level and trigger the automatic call. Unless the relevant pricing supplement provides otherwise, if the securities are not automatically called prior to maturity, you will receive at maturity a payment that may be substantially less than your initial investment.

The securities are designed to be held to maturity.

The securities are not designed to be short-term trading instruments. The price at which you will be able to sell your securities prior to maturity, if at all, may be at a substantial discount from the Face Amount, even in cases where the Underlying Index or Indices have appreciated since the date of the issuance of the securities. The potential returns described in any pricing supplement assume that your securities are held to maturity unless automatically called and redeemed prior to maturity.

Investing in the securities is not equivalent to investing in the Underlying Index or Indices, or their component stocks.

Investing in the securities is not equivalent to investing in the Underlying Index or Indices or their component stocks. The payment you receive at or prior to maturity on the securities will be based on the Index Closing Level of the Underlying Index or Indices on the specified Review Dates. In addition, the Index Closing Level on any day reflects the prices of the component common stocks of the Underlying Index but does not take into consideration the value of dividends paid on those stocks. As an investor in the securities, you will not have voting rights to receive dividends or other distributions or any other rights with respect to the stocks that underlie the Underlying Index or Indices.

Adjustments to the Underlying Index or Indices could adversely affect the value of the securities.

Index publishers are responsible for calculating and maintaining the Underlying Index or Indices. The index publishers can add, delete or substitute the stocks constituting an Underlying Index or make other methodological changes that could change the value of that Underlying Index. The index publishers may discontinue or suspend calculation or dissemination of an Underlying Index. Any of these actions could adversely affect the value of the securities. The index publishers have no obligation to consider your interests in calculating or revising an Underlying Index.

The index publishers may discontinue or suspend calculation or publication of an Underlying Index at any time. In these circumstances, Deutsche Bank AG, as the Calculation Agent, will have the sole discretion to substitute a successor index that is comparable to the discontinued Underlying Index. Deutsche Bank AG could have an economic interest that is different than that of investors in the securities insofar as, for example, Deutsche Bank AG is not precluded from considering indices that are calculated and published by Deutsche Bank AG or any of its affiliates. If Deutsche Bank AG determines that there is no appropriate successor index, at maturity the payment on the securities will be an amount based on the closing prices of the stocks constituting the discontinued Underlying Index at the time of such discontinuance, without rebalancing or substitution, computed by the Calculation Agent in accordance with the formula for calculating such Underlying Index last in effect prior to discontinuance of such Underlying Index.

There are risks associated with investments in securities linked to the value of an index comprising foreign equity securities.

Investments in securities linked to the value of indices comprising foreign equity securities involve risks associated with the foreign securities market, including volatility, governmental intervention and cross-shareholdings among companies in such foreign indices. Also, there is generally less publicly available information about foreign companies than about U.S. companies that are subject to the reporting requirements of the United States Securities and Exchange Commission, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements different from those applicable to U.S. reporting companies.

The prices of securities in countries other than the United States that may underlie certain Underlying Indices may be affected by political, economic, financial and social factors in such jurisdictions, including changes in a country's government, economic and fiscal policies and currency exchange laws. Moreover, the economies in such countries may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Such countries may be subjected to different and, in some cases, more adverse economic environments.

Securities linked to certain Underlying Indices, such as the AMEX Hong Kong 30 Index or the Dow Jones EURO STOXX 50 Index, are subject to currency exchange risk.

Because the prices of the component securities are converted into U.S. dollars for purposes of calculating the value of certain Underlying Indices, such as the AMEX Hong Kong 30 Index or the Dow Jones EURO STOXX 50 Index, investors of the securities will be exposed to currency exchange rate risk with respect to each of the currencies represented in the Underlying Indices which are calculated in such manner. An investor's net exposure will depend on the extent to which the currencies represented in such an Underlying Index strengthen or weaken against the U.S. dollar and the relative weight of each relevant currency represented in the overall Underlying Index. If, taking into account such weighting, the dollar strengthens against the component currencies, the value of such an index will be adversely affected and the payment at maturity of the securities may be reduced.

Of particular importance to potential currency exchange risk are:

- existing and expected rates of inflation;

- existing and expected interest rate levels;

- the balance of payments; and

- the extent of governmental surpluses or deficits in the component countries and the United States of America.

All of these factors are in turn sensitive to the monetary, fiscal and trade policies pursued by the governments of various component countries and the United States and other countries important to international trade and finance.

We may not control the Underlying Index or Indices or the securities included in the Underlying Index or Indices.

Except as we may otherwise describe in the relevant pricing supplement, we will not be affiliated with the publishers of the Underlying Index or Indices and we will have no control over the securities included in the Underlying Index or Indices. We are currently a member of the Dow Jones EURO STOXX 50 Index but have no ability to control the actions of the other companies included in the Dow Jones EURO STOXX 50 Index or over the index publisher of the Dow Jones EURO STOXX 50 Index. As a result, we will have no ability to control the actions of the index publishers or of any other company whose securities may be included in the Underlying Index or Indices, including actions that could affect the value of the securities included in the Underlying Index or Indices or your securities. Except as we may otherwise describe in the relevant pricing supplement, none of the money you pay us will go to the index publishers or any company whose securities may be included in the Underlying Index or Indices, and no such company will be involved in the offering of the securities in any way. Neither we nor any company whose securities may be included in the Underlying Index or Indices, will have any obligation to consider your interests as a holder of the securities in taking any actions that might affect the value of your securities.

As a holder of the securities, you will not have voting rights or rights to receive any payments with respect to the securities included in the Underlying Index or Indices that the holders of such securities included in such Underlying Index or Indices would have.

We or our affiliates may have economic interests adverse to those of the holders of the securities.

Deutsche Bank AG and other affiliates of ours trade the securities included in the Underlying Index or Indices and other financial instruments related to the Underlying Index or Indices and their components on a regular basis, for their accounts and for other accounts under their management. Deutsche Bank AG and these affiliates may also issue or underwrite or assist unaffiliated entities in the issuance or underwriting of securities or financial instruments linked to the Underlying Index or Indices. To the extent that we or one of our affiliates serves as issuer, agent or underwriter for such securities or financial instruments, our or their interests with respect to such products may be adverse to those of the holders of the securities. Any of these trading activities could potentially affect the level of the Underlying Index or Indices and, accordingly, could affect the value of the securities and the amount payable to you.

In addition, we or our affiliates may currently or from time to time engage in business with companies whose stock may be included in an Underlying Index or Indices, including extending loans to, making equity investments in, or providing advisory services to, them, including merger and acquisition advisory services. In the course of this business, we or our affiliates may acquire non-public information about the companies, and we will not disclose any such information to you. In addition, one or more of our affiliates may publish research reports or otherwise express views about the securities included in an Underlying Index or Indices. Any prospective purchaser of securities should undertake such independent investigation of each security included in the Underlying Index or the Indices as in its judgment is appropriate to make an informed decision with respect to an investment in the securities.

Additionally, we or one of our affiliates may serve as issuer, agent or underwriter for additional issuances of securities with returns linked or related to changes in the levels of any of the Underlying Index or Indices or the securities included in th*e* Underlying Index or Indices*.* By introducing competing products into the marketplace in this manner, we or one or more of our affiliates could adversely affect the value of the securities.

We may hedge or have hedged our obligations under the securities directly or through certain affiliates, and we or they would expect to make a profit on any such hedge. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, such hedging may result in a profit that is more or less than expected, or it may result in a loss. Although they are not expected to, these hedging activities may adversely affect the market prices of the components included in the Underlying Index or Indices and the levels of the Underlying Index or Indices and, therefore, the market value of the securities. It is possible that Deutsche Bank AG or its affiliates could receive substantial returns from these hedging activities while the market value of the securities declines.

Deutsche Bank AG, London Branch will act as the Calculation Agent. As Calculation Agent, Deutsche Bank AG will determine the Initial Index Level, the Ending Index Level, the Index Return of the Underlying Index or Indices, the Lesser Index Return and whether the Index Closing Level of an Underlying Index is greater than or equal to its applicable Call Level on any of the Review Dates. Determinations made by Deutsche Bank AG, in its capacity as Calculation Agent, including with respect to the occurrence or non-occurrence of market disruption events and the selection of a successor index or calculation of any Index Closing Level in the event of a discontinuance of any Underlying Index, may affect the payment to you at maturity. See the sections of this product supplement called "Description of Securities — General — Definitions" and "Description of Securities —Discontinuance of Any Underlying Index; Alteration of Method of Calculation."

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from properly determining whether the Index Closing Level of an Underlying Index is greater than or equal to the applicable Call Level on any of the Review Dates, and calculating the amount, if any, that we are required to pay you. These events may include disruptions or suspensions of trading in the markets as a whole. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities, it is possible that any Review Date and the Maturity Date will be postponed, and your return will be adversely affected.

Holdings of the securities by our affiliates and future sales may affect the price of the securities.

Certain of our affiliates may purchase some of the securities for investment. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering. Circumstances may occur in which our interests or those of our affiliates could be in conflict with your interests. In addition, if a substantial portion of the securities held by our affiliates were to be offered for sale in the secondary market, if any, following such an offering, the market price of the securities may fall. The negative effect of such sales on the prices of the securities could be more pronounced if secondary trading in the securities is limited or illiquid.

Hedging and trading activity by the Calculation Agent and its affiliates could adversely affect the value of the securities.

Deutsche Bank AG and other affiliates of ours will carry out, hedging activities related to the securities (and possibly to other instruments linked to the Underlying Index or Indices or their component stocks), including trading in the securities included in the Underlying Index or Indices as well as in other instruments related to the Underlying Index or Indices or their component stocks. Deutsche Bank AG and some of our other subsidiaries also trade the stocks that constitute the Underlying Index or Indices and other financial instruments related to the Underlying Index or Indices and the securities included in the Underlying Index or Indices on a regular basis as part of their general broker-dealer and other businesses. Any of these hedging or trading activities on or prior to the Index Setting Date could potentially affect the Initial Index Level and, therefore, could increase the value at which the Underlying Index or Indices must close on any Review Date before you receive a payment that exceeds the Face Amount of the securities.

If the securities are linked to the Russell 2000® Index, an investment in the securities is subject to risks associated with small capitalization stocks.

The securities that constitute the Russell 2000® Index are issued by companies with relatively small market capitalization. The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies. These companies tend to be less well-established than large market capitalization companies. Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

If the securities are linked to the Financial Select Sector Index, your investment is subject to the risk of concentration in one industry.

All or substantially all of the securities which are included in the Financial Select Sector Index are issued by companies whose primary line of business is directly associated with the financial services sector, including the following sub-sectors: banking, mortgage finance, consumer finance, specialized finance, investment banking and brokerage, asset management and custody, corporate lending, insurance and financial investment, and real estate, including real estate investment trusts. An investment in securities linked to this index will be concentrated in the financial services sector. Financial services companies are subject to extensive government regulation which may limit both the amounts and types of loans and other financial commitments they can make, and the interest rates and fees they can charge. Profitability is largely dependent on the availability and cost of capital funds, and can fluctuate significantly when interest rates change. Credit losses resulting from financial difficulties of borrowers can negatively impact the sector. Insurance companies may be subject to severe price competition. Adverse economic, business or political developments affecting real estate could have a major effect on the value of real estate securities (which include real estate investment trusts). As a result, the value of the securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting these industries than a different investment linked to securities of a more broadly diversified group of issuers.

The securities included in the Financial Select Sector Index are not necessarily representative of the financial services sector.

The performance of the Financial Select Sector Index may not correlate with the performance of the entire financial services sector. The level of the Financial Select Sector Index may decline even if the financial services sector as a whole rises in value, or the level of the Financial Select Sector Index may rise even if the financial services sector as a whole declines in value. Furthermore, one or more of the issuers of the securities included in the Financial Select Sector Index may engage in new lines of business or cease to be involved in the financial services sector.

The securities underlying the S&P Composite 1500 Homebuilding Index are concentrated in one industry.

All of the securities underlying the S&P Composite 1500 Homebuilding Index are issued by companies whose primary lines of business are directly associated with the residential homebuilding industry. An investment linked to this index will be concentrated in this industry. As a result, the value of such securities may be subject to greater volatility and be more adversely affected by a single economic, political or regulatory occurrence affecting this industry than a different investment linked to securities of a more broadly diversified group of issuers.

Because the BXM^{SM} Index reflects a "covered call" strategy, your participation in appreciation of the S&P 500® Index will be substantially limited.

Because the BXM^{SM} Index measures the return of a hypothetical "covered call" strategy applied to the S&P 500® Index rather than simple ownership of the securities underlying the S&P 500® Index your return will not reflect the return you would realize if you owned the stocks underlying the S&P 500® Index. The strategy measured by the BXM^{SM} Index consists of owning a hypothetical portfolio of the securities underlying the S&P 500® Index and selling a succession of one-month CBOE-listed call options on that portfolio that are either at the money or slightly out of the money at the time of sale. Because the call options on the portfolio will nominally be exercised against the portfolio if the S&P 500® Index rises above the strike price of the options, the strategy substantially limits an investor's participation in increases in the S&P 500® Index each month in exchange for receiving the monthly call premium.

The U.S. federal income tax consequences of an investment in the securities are unclear.

There is no direct legal authority regarding the proper U.S. federal income tax treatment of the securities, and we do not plan to request a ruling from the Internal Revenue Service (the "**IRS**"). Consequently, significant aspects of the tax treatment of the securities are uncertain and no assurance can be given that the IRS or a court will agree with the treatment of the securities as prepaid financial contracts, as described in the section of this product supplement entitled "Certain U.S. Federal Income Tax Consequences." If the IRS were successful in asserting an alternative treatment, the tax consequences of ownership and disposition of the securities might be affected materially and adversely. As described in "Certain U.S. Federal Income Tax Consequences," on December 7, 2007, the Department of the Treasury ("**Treasury**") and the IRS released a notice requesting comments on a number of issues related to "prepaid forward contracts" and similar instruments, such as the securities. Any Treasury regulations or other guidance promulgated after consideration of these comments could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

Both U.S. and non-U.S. holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments and the issues presented by the December 7, 2007 notice), as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

DESCRIPTION OF SECURITIES

The following description of the terms of the securities supplements the description of the general terms of the debt securities set forth under the headings "Description of Notes" in the accompanying prospectus supplement and "Description of Debt Securities" in the accompanying prospectus. A separate pricing supplement will describe the terms that apply specifically to the securities, including any changes to the terms specified below. Capitalized terms used but not defined in this product supplement have the meanings assigned to them in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The term "security" refers to one of our Review Notes Linked to an Index or Indices.

General

The securities are senior unsecured obligations of Deutsche Bank AG that are linked to an underlying index (in such case, the "**Underlying Index**") or indices (in such case, the "**Underlying Indices**"). The securities are a series of securities referred to in the accompanying prospectus supplement, prospectus and the relevant pricing supplement. The securities will be issued by Deutsche Bank AG under an indenture among us, Law Debenture Trust Company of New York, as trustee, and Deutsche Bank Trust Company Americas, as issuing agent, paying agent, and registrar.

The securities do not guarantee any return of your investment or pay any coupons. Instead, upon an early call or at maturity you will receive a payment in cash, the amount of which will vary depending on the performance of the Underlying Index or Indices calculated in accordance with the formulas set forth below.

The securities are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency.

The securities are our senior unsecured obligations and will rank pari passu with all of our other senior unsecured obligations.

The securities will be issued in denominations that will be specified in the relevant pricing supplement. The securities will be represented by one or more permanent global securities registered in the name of The Depository Trust Company ("**DTC**") or its nominee, as described under "Description of Notes — Form, Legal Ownership and Denomination of Notes" in the prospectus supplement and "Forms of Securities — Global Securities" in the prospectus.

The specific terms of the securities will be described in the relevant pricing supplement accompanying this product supplement. The terms described in that document supplement those described herein and in the accompanying prospectus and prospectus supplement. If the terms described in the relevant pricing supplement are inconsistent with those described herein or in the accompanying prospectus or prospectus supplement, the terms described in the relevant pricing supplement will control.

Definitions. We have defined some of the terms that we use frequently in this product supplement below:

"**Buffer Amount**" means the percentage amount that represents the permissible decline in the Index Closing Level, as measured from the Initial Index Level to the Ending Index Level, before which you start to lose any part of your investment.

"**business day**" is, unless otherwise specified in the relevant pricing supplement, any day other than a day that (i) is a Saturday or Sunday, (ii) is a day on which banking institutions generally in the City of New York or London, England are authorized or obligated by law, regulation or executive order to close or (iii) is a day on which transactions in dollars are not conducted in the City of New York or London, England.

"**Call Level**" means an Index Closing Level for each Underlying Index specified for each Review Date.

"**Call Premium**" means the percentage of the Face Amount specified for each Review Date in the relevant pricing supplement, which will be paid on the securities upon the automatic call of the securities.

"**Downside Factor**" means the factor specified in the relevant pricing supplement by which any percentage decline in the Underlying Index (or Lesser Performing Index, if applicable) below the Buffer Amount is multiplied.

"**Ending Index Level**" means the Index Closing Level of an Underlying Index on the final Review Date, or such other date or dates as specified in the relevant pricing supplement.

"**Face Amount**" means the denomination of the security, which may be $10, $100, $1,000 or another amount per security, as specified in the relevant pricing supplement.

"**Index Business Day**" means, with respect to an Underlying Index, a day, as determined by the Calculation Agent, on which trading is generally conducted on each Relevant Exchange for the Underlying Index, other than a day on which trading on any Relevant Exchange is scheduled to close prior to the time of the posting of its regular final weekday closing price.

"**Index Closing Level**" for an Underlying Index on any Index Business Day will equal the closing level of such Underlying Index (or any successor index as defined under "— Discontinuance of Any Underlying Index; Alteration of Method of Calculation" below) at the regular weekday close of trading on that Index Business Day as it appears on the price source specified in the relevant pricing supplement. In certain circumstances, the Index Closing Level will be based on the alternate calculation of the Underlying Index described under "— Discontinuance of Any Underlying Index; Alteration of Method of Calculation."

"**Index Return**" for an Underlying Index is a fraction, the numerator of which will be its Ending Index Level *less* its Initial Index Level and the denominator of which will be its Initial Index Level. The Index Return for an Underlying Index is described by the following formula:

$$\text{Index Return} \quad = \quad \frac{\text{Ending Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

"**Index Setting Date**" will be the pricing date, unless another date is specified in the relevant pricing supplement. If the Index Setting Date specified in the relevant pricing supplement is not an Index Business Day with respect to that Underlying Index or there is a Market Disruption Event with respect to such Underlying Index on such day, then the Index Setting Date for that Underlying Index will be postponed to the next succeeding Index Business Day with respect to such Underlying Index on which there is no Market Disruption Event.

"**Initial Index Level**" for an Underlying Index means the Index Closing Level of such Underling Index on the Index Setting Date, or such other date or dates as specified in the relevant pricing supplement.

"**issue price**" means the amount per security specified in the relevant pricing supplement and will equal the Face Amount of each security, unless otherwise specified.

"**Lesser Index Return**" means the lowest Index Return, which may be negative, of any Underlying Index in the applicable group of Underlying Indices.

"**Lesser Performing Index**" means the Underlying Index with the Lesser Index Return.

"**Market Disruption Event**" means, with respect to any Underlying Index, that the occurrence or existence of one or more of the following events materially interfered or interferes with our ability or the ability of any of our affiliates to adjust or unwind all or a material portion of any hedge with respect to the securities, as determined by the Calculation Agent in its sole discretion:

- a suspension, absence or material limitation of trading of stocks then constituting 20% or more of the level of the Underlying Index (or a relevant successor index) on the Relevant Exchanges (as defined below) for such securities for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such Relevant Exchange; or

- a breakdown or failure in the price and trade reporting systems of any Relevant Exchange as a result of which the reported trading prices for stocks then constituting 20% or more of the level of the Underlying Index (or the relevant successor index for such Underlying Index) during the one hour preceding the close of the principal trading session on such Relevant Exchange are materially inaccurate; or

- a suspension, absence or material limitation of trading on any major securities market for trading in futures or options contracts related to the Underlying Index (or the relevant successor index for such Underlying Index) for more than two hours of trading during, or during the one hour period preceding the close of, the principal trading session on such market; or

- a decision to permanently discontinue trading in the relevant futures or options contracts or exchange traded funds.

For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in any Underlying Index is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the level of the Underlying Index shall be based on a comparison of:

- the portion of the level of the Underlying Index attributable to that security, relative to

- the overall level of the Underlying Index,

in each case, immediately before that suspension or limitation.

For purposes of determining whether a Market Disruption Event has occurred:

- a limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the Relevant Exchange or market;

- limitations pursuant to the rules of any Relevant Exchange similar to rescinded NYSE Rule 80B (or any applicable rule or regulation enacted or promulgated by any other self-regulatory organization or any government agency of scope similar to rescinded NYSE Rule 80B as determined by the Calculation Agent) on trading during significant market fluctuations will constitute a suspension, absence or material limitation of trading;

- a suspension of trading in futures or options contracts or exchange traded funds on the Underlying Index by the primary securities market trading in such contracts or funds by reason of:

  - a price change exceeding limits set by such exchange or market;

  - an imbalance of orders relating to such contracts or funds; or

  - a disparity in bid and ask quotes relating to such contracts or funds

will, in each such case, constitute a suspension, absence or material limitation of trading in futures or options contracts or exchange traded funds related to any Underlying Index; and

- a "suspension, absence or material limitation of trading" on any Relevant Exchange or on the primary market on which futures or options contracts or exchange traded funds related to the Underlying Index are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

"**maturity date**" means the date specified in the relevant pricing supplement, subject to extension if such day is not a business day or if the scheduled final Review Date is postponed in accordance with the following. If the scheduled maturity date is not a business day, then the maturity date will be the next succeeding business day immediately following the scheduled maturity date. If, due to a Market Disruption Event or otherwise, the scheduled final Review Date is postponed so that it falls less than three business days prior to the scheduled maturity date, the maturity date will be the third business day following the final Review Date as postponed unless otherwise specified in the relevant pricing supplement. For clarification in the case of securities linked to the Lesser Performing Index, if, due to a Market Disruption Event or otherwise, the scheduled final Review Date for all Underlying Indices in the applicable group of Indices is postponed so that the final Review Date for all Underlying Indices falls less than three scheduled trading days prior to the scheduled maturity date, the maturity date will be the third scheduled trading day following the later of the final Review Dates as postponed.

"**original issue date**" means the date specified in the relevant pricing supplement on which a particular issuance of securities will be issued.

"**payment at maturity**" means the payment due at maturity with respect to each security, as described under "— Securities Linked to a Single Index — Payment at Maturity" and "— Securities Linked to the Lesser Performing Index — Payment at Maturity" below.

"**price source**" means the display page, or any successor page, specified in the relevant pricing supplement (*e.g.,* Bloomberg or Reuters), which will be used by the Calculation Agent to determine the Index Closing Level of an Underlying Index. If such service or any successor service no longer displays the Index Closing Level of an Underlying Index, then the Calculation Agent shall designate an alternate source of such Index Closing Level, which shall be the publisher of such index, unless the Calculation Agent, in its sole discretion, determines that an alternate service has become the market standard for transactions related to such index.

"**pricing date**" means the day when we price the securities for initial sale to the public.

"**Relevant Exchange**" means, with respect to any Underlying Index, the primary exchange(s) or market(s) of trading for (i) any security then included in such Underlying Index, or any successor index, and (ii) any futures or options contracts related to such Underlying Index or to any security then included in such Underlying Index.

"**Review Dates**" mean the dates specified in the relevant pricing supplement, subject to postponement in the event of certain Market Disruption Events and as described under "— Securities Linked to a Single Index—Payment Pursuant to Our Automatic Call" and "— Securities Linked to the Lesser Performing Index—Payment Pursuant to Our Automatic Call." The Ending Index Level will be determined on the last Review Date, which we refer to as the "**final Review Date**."

"**trading day**" means a day, as determined by the Calculation Agent, on which trading is generally conducted on the NYSE, the American Stock Exchange LLC ("AMEX"), The NASDAQ Stock Market LLC, the Chicago Mercantile Exchange and the Chicago Board of Options Exchange and in the over-the-counter market for equity securities in the United States.

"**Underlying Index**" or "**Underlying Indices**" means the index or indices specified in the relevant pricing supplement, the performance of which underlies the securities.

"**Underlying Index Publisher**" means the publisher of the applicable Underlying Index.

In this "Description of Securities," references to an Underlying Index will include the index specified in the relevant pricing supplement and any successor index to that index, unless the context requires otherwise.

References in this product supplement to "**U.S. dollars**" or "**U.S.$**" or "**$**" are to the currency of the United States of America.

Other terms of the securities are described in the following paragraphs.

Securities Linked to a Single Index

Payment Pursuant to Our Automatic Call

The securities will be automatically called and subject to mandatory redemption if the Index Closing Level of the Underlying Index on any Review Date is **greater than or equal to** the Call Level for that Review Date specified in the relevant pricing supplement. If the securities are called, for each Face Amount of securities, you will receive a cash call price per security equal to:

Face Amount + (Face Amount x Call Premium)

If the securities are automatically called on a Review Date other than the final Review Date, we will redeem each security and pay the applicable call price on the sixth business day after the applicable Review Date, subject to postponement as described below. If the securities are called on the final Review Date, we will redeem each security and pay the call price on the maturity date, subject to postponement as described below.

If a Review Date (including the final Review Date) is not an Index Business Day or if there is a Market Disruption Event on such day, the applicable Review Date will be the immediately succeeding Index Business Day during which no Market Disruption Event shall have occurred or is continuing; provided that the Index Closing Level of the Underlying Index will not be determined on a date later than the tenth scheduled Index Business Day after the scheduled Review Date, and if such date is not an Index Business Day, or if there is a Market Disruption Event on such date, the Calculation Agent will determine the Index Closing Level of the Underlying Index on such date in accordance with the formula for and method of calculating the

Index Closing Level last in effect prior to commencement of the Market Disruption Event (or prior to the initial non-Index Business Day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-Index Business Day) on such tenth scheduled Index Business Day of each security most recently constituting the Underlying Index.

If, due to a Market Disruption Event or otherwise, a Review Date (other than the final Review Date) is postponed so that it falls less than five business days prior to the scheduled date for payment of the call price, the date on which the call price for such Review Date will be paid will be the fifth business day following the Review Date as postponed.

Payment at Maturity

The maturity date for the securities will be specified in the relevant pricing supplement, and is subject to adjustment if such day is not a business day or if the final Review Date is postponed as described above.

Securities Without a Buffer

For securities without a buffer, if the securities are not automatically called on or prior to maturity, you will, at maturity, lose 1% of the Face Amount of your securities for every 1% that the Underlying Index declines below its Initial Index Level as of the final Review Date. Under these circumstances, your payment at maturity per security will equal:

Face Amount + (Face Amount x Index Return)

In this scenario where the securities have not been accelerated, the Index Return will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities With a Buffer

For securities with a buffer, if the securities are not automatically called on or prior to maturity, your investment is protected against a decline in the Underlying Index up to the Buffer Amount. If the Underlying Index's Ending Index Level declines from its Initial Index Level and such decline is **equal to or less than** the Buffer Amount, you will receive the Face Amount of your securities at maturity.

If the Underlying Index's Ending Index Level declines from its Initial Index Level by **more than** the Buffer Amount, for every 1% decline of the Underlying Index below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your payment at maturity per Face Amount will equal:

Face Amount + (Face Amount x (Index Return + Buffer Amount) x Downside Factor)

In this scenario where the securities have not been accelerated, the sum of the Index Return and the Buffer Amount will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities Linked to the Lesser Performing Index

Payment Pursuant to Our Automatic Call

The securities will be automatically called and subject to mandatory redemption if on any Review Date the Index Closing Level of **each** Underlying Index in the group of Underlying Indices is **greater than or equal to** its respective Call Level for that Review Date specified in the relevant pricing supplement. If the securities are called, for each Face Amount of securities, you will receive a cash call price per Face Amount equal to:

Face Amount + (Face Amount x Call Premium)

If the securities are automatically called on a Review Date other than the final Review Date, we will redeem each security and pay the applicable call price on the sixth business day after the applicable Review Date, subject to postponement as described below. If the securities are called on the final Review Date, we will redeem each security and pay the call price on the maturity date, subject to postponement as described below.

If a Review Date (including the final Review Date) is not an Index Business Day with respect to any Underlying Index in the applicable group of Underlying Indices, or if there is a Market Disruption Event with respect to any Underlying Index on such day, the applicable Review Date for the affected Index will be the immediately succeeding Index Business Day for such affected Underlying Index during which no Market Disruption Event for such affected Underlying Index shall have occurred or is continuing; provided that the applicable Index Closing Level for such affected Underlying Index will not be determined on a date later than the tenth scheduled Index Business Day for such affected Underlying Index after the scheduled Review Date, and if such date is not an Index Business Day for such affected Underlying Index, or if there is a Market Disruption Event for such affected Underlying Index on such date, the Calculation Agent will determine the applicable Index Closing Level for such affected Underlying Index on such date in accordance with the formula for and method of calculating the Index Closing Level for such affected Underlying Index last in effect prior to commencement of the Market Disruption Event (or prior to the non-Index Business Day), using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation or non-Index Business Day) on such tenth scheduled Index Business Day of each security most recently constituting such affected Underlying Index.

If, due to a Market Disruption Event or otherwise, a Review Date (other than the final Review Date) for any Underlying Index in the applicable group of Underlying Indices is postponed so that it falls less than five business days prior to the scheduled date for payment of the call price, the date on which the call price for such Review Date will be paid, if any, will be the fifth business day following the last Review Date as postponed, to occur.

Payment at Maturity

The maturity date for the securities will be specified in the relevant pricing supplement, and is subject to adjustment if such day is not a business day or if the final Review Date for any Underlying Index in the applicable group of Underlying Indices is postponed as described below.

Securities Without a Buffer

For securities without a buffer, if the securities are not automatically called on or prior to maturity, you will lose 1% of the Face Amount of your securities for every 1% that the Lesser Performing Index declines below its Initial Index Level as of the final Review Date. Under these circumstances, your payment at maturity per Face Amount will equal:

Face Amount + (Face Amount x Lesser Index Return)

In this scenario where the securities have not been accelerated, the Lesser Index Return will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Securities With a Buffer

For securities with a buffer, if the securities are not automatically called on or prior to maturity, your investment is protected against a decline in the Lesser Performing Index up to the Buffer Amount. If the Lesser Performing Index's Ending Index Level declines from its Initial Index Level and such decline is **equal to or less than** the Buffer Amount, you will receive the Face Amount of your securities at maturity.

If the Lesser Performing Index's Ending Index Level declines from its Initial Index Level by **more than** the Buffer Amount, for every 1% that the Lesser Performing Index declines below the Buffer Amount, you will lose an amount greater than 1% of the Face Amount of your securities. Under these circumstances, your payment per Face Amount will equal:

Face Amount + (Face Amount x (Lesser Index Return + Buffer Amount) x Downside Factor)

In this scenario where the securities have not been accelerated, the sum of the Lesser Index Return and the Buffer Amount will be negative and the payment at maturity will be less than the Face Amount. Accordingly, you will lose some or all of your investment at maturity.

Calculation Agent and Calculations

The "**Calculation Agent**" for the securities will be Deutsche Bank AG. As Calculation Agent, Deutsche Bank AG will determine the Initial Index Level, the Index Closing Level, the Ending Index Level, the Index Return, the Lesser Index Return and the payment at maturity.

All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on you, the Trustee and us.

All calculations with respect to the payment at maturity or an automatic call, if any, will be made by the Calculation Agent and will be rounded to the nearest one hundred thousandth, with five one-millionths rounded upward (e.g., .9876543215 would be rounded to .987654322); all dollar amounts related to determination of the amount of cash payable per security will be rounded to the nearest ten-thousandth, with five one hundred-thousandths rounded upward (e.g., .76545 would be rounded up to .7655); and all dollar amounts paid on the aggregate number of securities will be rounded to the nearest cent, with one-half cent rounded upward.

Because the Calculation Agent is our affiliate, the economic interests of the Calculation Agent and its affiliates may be adverse to your interests, as an owner of the securities, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Index Return, the Ending Index Level, the payment at maturity or whether a Market Disruption Event has occurred. See "Discontinuance of Any Underlying Index; Alteration of Method of Calculation", and the definition of Market Disruption Event above. Deutsche Bank AG, as a registered broker-dealer, is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the securities to restrict the use of information relating to the calculation of the Ending Index Level prior to the dissemination of such information. Deutsche Bank AG is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Discontinuance of Any Underlying Index; Alteration of Method of Calculation

If any Underlying Index Publisher discontinues publication of any Underlying Index and such Underlying Index Publisher or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued Underlying Index (such Index being referred to herein as the "**successor index**"), then any Index Closing Level will be determined by reference to the level of such successor index at the close of trading on the Relevant Exchange or market for such successor index on each relevant Review Date or any other relevant date or dates.

Upon any selection by the Calculation Agent of a successor index for any Underlying Index, the Calculation Agent will cause written notice thereof to be promptly furnished to the Trustee, to us and to the holders of the securities.

If an Underlying Index Publisher discontinues publication of any Underlying Index prior to, and such discontinuation is continuing on, a Review Date or other relevant date as set forth in the relevant pricing supplement, and the Calculation Agent determines, in its sole discretion, that no successor index is available at such time, or the Calculation Agent has previously selected a successor index and publication of such successor index is discontinued prior to and such discontinuation is continuing on, the Review Date or other relevant date, then the Calculation Agent will determine the Index Closing Level for such affected Underlying Index for such Review Date or other relevant date. The Index Closing Level for such affected Underlying Index will be computed by the Calculation Agent in accordance with the formula for and method of calculating such affected Underlying Index or its successor index, as applicable, last in effect prior to such discontinuation, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) at the close of the principal trading session on such Review Date or other relevant date of each security most recently composing such affected Underlying Index or its successor index, as applicable. Notwithstanding these alternative arrangements, discontinuation of the publication of any Underlying Index may adversely affect the value of the securities.

If at any time the method of calculating any Underlying Index or its successor index, or the level thereof, is changed in a material respect, or if the Underlying Index or its successor index is in any other way modified so that such Underlying Index or its successor index does not, in the opinion of the Calculation Agent, fairly represent the level of such Underlying Index or its successor index had such changes or modifications not been made, then the Calculation Agent will, at the close of business in New York City on each date on which the Index Closing Level for the Underlying Index is to be determined, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a level of a stock index comparable to such Underlying Index or its successor index, as the case may be, as if such changes or modifications had not been made, and the Calculation Agent will calculate the Index Closing Level with reference to such Underlying Index or its successor index, as adjusted. Accordingly, if the method of calculating the Underlying Index or its successor index is modified so that the level of such Underlying Index or its successor index is a fraction of what it would have been if there had been no such modification (e.g., due to a split in the index), then the Calculation Agent will adjust its calculation of such Underlying Index or its successor index in order to arrive at a level of such Underlying Index or its successor index as if there had been no such modification (e.g., as if such split had not occurred).

Events of Default

Under the heading "Description of Debt Securities — Events of Default" in the accompanying prospectus is a description of events of default relating to debt securities including the securities.

Payment Upon an Event of Default

Unless otherwise specified in the relevant pricing supplement, in case an event of default with respect to the securities shall have occurred and be continuing, the amount declared due and payable per Face Amount upon any acceleration of the securities will be determined by the Calculation Agent and will be an amount in cash equal to the amount payable at maturity per Face Amount as described under the caption "Description of Securities — Securities Linked to a Single Index — Payment at Maturity" and "— Securities Linked to the Lesser Performing Index," as applicable, calculated as if the date of acceleration were the final Review Date.

If the maturity of the securities is accelerated because of an event of default as described above, we will, or will cause the Calculation Agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC of the cash amount due with respect to the securities as promptly as possible and in no event later than two business days after the date of acceleration.

Modification

Under the heading "Description of Debt Securities — Modification of the Indenture" in the accompanying prospectus is a description of when the consent of each affected holder of debt securities is required to modify the indenture.

Defeasance

The provisions described in the accompanying prospectus under the heading "Description of Debt Securities — Discharge and Defeasance" are not applicable to the securities, unless otherwise specified in the relevant pricing supplement.

Listing

The securities will not be listed on any securities exchange, unless otherwise specified in the relevant pricing supplement.

Book-Entry Only Issuance — The Depository Trust Company

The Depository Trust Company, or DTC, will act as securities depositary for the securities. The securities will be issued only as fully-registered securities registered in the name of Cede & Co. (DTC's nominee). One or more fully-registered global securities certificates, representing the total aggregate Face Amount of the securities, will be issued and will be deposited with DTC. See the descriptions contained in the accompanying prospectus supplement under the headings "Description of Notes — Form, Legal Ownership and Denomination of Notes."

Registrar, Transfer Agent and Paying Agent

Payment of amounts due at maturity on the securities will be payable and the transfer of the securities will be registrable at the office of Deutsche Bank Trust Company Americas ("DBTCA") in The City of New York.

DBTCA or one of its affiliates will act as registrar and transfer agent for the securities. DBTCA will also act as paying agent and may designate additional paying agents.

Registration of transfers of the securities will be effected without charge by or on behalf of DBTCA, but upon payment (with the giving of such indemnity as DBTCA may require) in respect of any tax or other governmental charges that may be imposed in relation to it.

Governing Law

The securities will be governed by and interpreted in accordance with the laws of the State of New York.

CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES

In the opinion of Davis Polk & Wardwell, our special tax counsel, which is based on certain factual assumptions, the following is a summary of certain material U.S. federal income tax consequences of ownership and disposition of the securities.

The following discussion only applies to an investor who holds the securities as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended to the date hereof (the "Code"). This discussion is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this product supplement may affect the tax consequences described below, possibly retroactively. This summary does not address all aspects of U.S. federal income taxation that may be relevant to an investor in light of the investor's particular circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as certain former citizens or residents of the United States, certain financial institutions, real estate investment trusts, regulated investment companies, tax-exempt entities, dealers and certain traders in securities, partnerships or other entities classified as partnerships for U.S. federal income tax purposes, persons who hold the securities as a part of a hedging transaction, straddle, conversion or integrated transaction, or U.S. holders (as defined below) who have a "functional currency" other than the U.S. dollar.

In addition, neither we nor Davis Polk & Wardwell will attempt to ascertain whether any entity in any underlying Index would be treated as a "passive foreign investment company" (a "**PFIC**") within the meaning of Section 1297 of the Code or as a "U.S. real property holding corporation" (a "**USRPHC**") within the meaning of Section 897 of the Code. If one or more entities in any underlying Index were so treated, adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC and to a non-U.S. holder in the case of a USRPHC, upon the sale, exchange or retirement of the securities. You should refer to information filed with the SEC or the equivalent government authority by such entities and consult your tax adviser regarding the possible consequences to you if such an entity is or becomes a PFIC or a USRPHC.

Tax Treatment of the Securities

Unless otherwise provided in the relevant pricing supplement, it is reasonable to treat the securities as prepaid financial contracts for U.S. federal income tax purposes, with the consequences described below. Due to the absence of authorities that directly address instruments that are similar to the securities, significant aspects of the U.S. federal income tax consequences of an investment in the securities are uncertain. We do not plan to request a ruling from the IRS, and no assurance can be given that the IRS or a court will agree with the treatment described herein. Accordingly, you should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities (including alternative treatments, some of which are discussed below) and with respect to any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction. Unless otherwise stated, the following discussion assumes that the above treatment of the securities will be respected.

Tax Consequences to U.S. Holders

You are a "U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a citizen or resident of the United States; (ii) a corporation created or organized under the laws of the United States or any political subdivision thereof; or (iii) an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Unless otherwise provided in the applicable pricing supplement and assuming the treatment of the securities described above is respected, the following are anticipated U.S. federal income tax consequences of the ownership and disposition of the securities under current law.

Tax Treatment Prior to Maturity. You should not recognize taxable income or loss over the term of the securities prior to maturity, other than pursuant to a sale or exchange as described below.

Sale, Exchange or Retirement of the Securities. Upon a sale or exchange of the securities prior to their maturity (including pursuant to a call) or upon the receipt of the cash payment in retirement of the securities at maturity, you will recognize taxable gain or loss equal to the difference between the amount realized on such sale, exchange or retirement and your tax basis in the securities. Your tax basis in the securities generally should equal the amount you paid to acquire them. This gain or loss generally should be capital gain or loss and should be long-term capital gain or loss if you have held the securities for more than one year. The deductibility of capital losses is subject to certain limitations.

Possible Alternative Tax Treatments of an Investment in the Securities. Due to the absence of authorities that directly address the proper tax treatment of the securities, no assurance can be given that the IRS will accept, or that a court will uphold, the treatment described above. Alternative U.S. federal income tax treatments of the securities are possible that, if applied, could materially and adversely affect the timing and/or character of income or loss with respect to the securities. It is possible, for example, that the securities could be treated as debt instruments issued by us. Under this treatment, securities having a term from issue to maturity (including the last possible date that the securities could be outstanding) exceeding one year would be governed by Treasury regulations relating to the taxation of contingent payment debt instruments. In that event, even if you are a cash-method taxpayer, in each year that you held the securities you would be required to accrue into income "original issue discount" based on our comparable yield for similar non-contingent debt, determined as of the time of issuance of the securities, even though you may not receive any cash with respect to the securities prior to maturity. In addition, any gain or loss on the sale, exchange or retirement of the securities would generally be treated as ordinary in character. Moreover, if you were to recognize a loss above certain thresholds, you could be required to file a disclosure statement with the IRS.

Other treatments also are possible that could materially and adversely affect the timing and/or character of income on the securities. On December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income that is subject to an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the securities, possibly with retroactive effect.

You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including alternative treatments and the issues presented by this notice, as well as any tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to Non-U.S. Holders

The following discussion applies to you only if you are a non-U.S. holder. You are a "non-U.S. holder" if, for U.S. federal income tax purposes, you are a beneficial owner of a security who is: (i) a nonresident alien individual, (ii) a foreign corporation or (iii) a foreign estate or trust. You are not a non-U.S. holder for the purposes of this discussion if you are an individual present in the United States for 183 days or more in the taxable year of sale, exchange or retirement, in which case you should consult your tax adviser.

Sale, Exchange or Retirement of the Securities. Under current law any gain from the sale or exchange of the securities prior to their maturity (including pursuant to a call) or upon the receipt of cash payment in retirement of the securities at maturity should not be subject to U.S. federal income tax, including withholding tax, unless such gain is effectively connected with your conduct of a trade or business in the United States, as described below.

Tax Consequences Under Possible Alternative Treatments. If the securities were treated as indebtedness, any income from the securities nonetheless would not be subject to U.S. federal withholding or income tax, provided generally that (i) you certify on IRS Form W-8BEN, under penalties of perjury, that you are not a United States person and otherwise satisfy applicable requirements; and (ii) any income from the securities is not effectively connected with your conduct of a trade or business in the United States.

However, as described above under "—Tax Consequences to U.S. Holders-Possible Alternative Tax Treatments of an Investment in the Securities," on December 7, 2007, the Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the securities. The notice focuses, among other things, on the degree, if any, to which income realized with respect to such instruments by non-U.S. holders should be subject to withholding tax. It is possible that any Treasury regulations or other guidance promulgated after consideration of these issues might require Non-U.S. holders to accrue income, subject to withholding tax, over the term of the securities, possibly on a retroactive basis. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the securities, including possible alternative treatments and the issues presented by this notice.

Income Effectively Connected with a Trade or Business in the United States. If you are engaged in a trade or business in the United States, and income from the securities is effectively connected with your conduct of that trade or business, you generally will be taxed in the same manner as a U.S. holder. In this case, you will be required to provide a properly executed IRS Form W-8ECI in order to claim an exemption from withholding. If this paragraph applies to you, you should consult your tax adviser with respect to other U.S. tax consequences of the ownership and disposition of the securities, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

The cash proceeds received from a sale, exchange or retirement of the securities will be subject to information reporting unless you are an exempt recipient (such as a domestic corporation) and may also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number, if you are a U.S. holder) or meet certain other conditions. If you are a non-U.S. holder and you file a properly executed IRS form W-8BEN or W-8ECI, as applicable, you will generally establish an exemption from backup withholding.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

USE OF PROCEEDS; HEDGING

Unless otherwise specified in the relevant pricing supplement, the net proceeds we receive from the sale of the securities will be used for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the securities, as more particularly described in "Use of Proceeds" in the accompanying prospectus. The original issue price of the securities includes each agent's commissions (as shown on the cover page of the relevant pricing supplement) paid with respect to the securities which commissions, as to agents affiliated with us, and may include the reimbursement of certain issuance costs and the estimated cost of hedging our obligations under the securities. The estimated cost of hedging includes the projected profit that our affiliates expect to realize in consideration for assuming the risks inherent in hedging our obligations under the securities. Because hedging our obligations entails risk and may be influenced by market forces beyond our or our affiliates' control, the actual cost of such hedging may result in a profit that is more or less than expected, or could result in a loss.

On or prior to the date of the relevant pricing supplement, we, through our affiliates or others, may hedge some or all of our anticipated exposure in connection with the securities by taking positions in the Underlying Index or Indices, the securities included in the Underlying Index or Indices or instruments whose value is derived from the Underlying Index or Indices or their constituents. While we cannot predict an outcome, such hedging activity or other hedging or investment activity of ours could potentially affect the levels of the Underlying Index or Indices as well as the Initial Index Level, which could affect your return on the securities at maturity. From time to time, prior to maturity of the securities, we may pursue a dynamic hedging strategy which may involve taking long or short positions in the Underlying Index or Indices, the securities included in the Underlying Index or Indices, or instruments whose value is derived from the Underlying Index or Indices or their constituents. Although we have no reason to believe that any of these activities will have a material impact on the level of the Underlying Index or Indices or the value of the securities, we cannot assure you that these activities will not have such an effect.

We have no obligation to engage in any manner of hedging activity and will do so solely at our discretion and for our own account. No security holder shall have any rights or interest in our hedging activity or any positions we may take in connection with our hedging activity.

UNDERWRITING

Under the terms and subject to the conditions contained in Distribution Agreements to be entered into between Deutsche Bank AG and each of Deutsche Bank Securities Inc. ("**DBSI**") and DBTCA as agents and certain other agents that may be party to either Distribution Agreement from time to time (each an "Agent" and collectively with DBSI and DBTCA, the "**Agents**"), each Agent participating in an offering of securities has agreed to purchase, and we have agreed to sell, the Face Amount of securities set forth on the cover page of the relevant pricing supplement. Each Agent proposes initially to offer the securities directly to the public at the public offering price set forth on the cover page of the relevant pricing supplement. DBSI, DBTCA and other Agents may allow a concession to other dealers as set forth in the relevant pricing supplement, or we may pay other fees, in the amount set forth on the cover page of the relevant pricing supplement. After the initial offering of the securities, the Agents may vary the offering price and other selling terms from time to time.

We own, directly or indirectly, all of the outstanding equity securities of DBSI and DBTCA. The underwriting arrangements for this offering comply with the requirements of Rule 2720 of the Conduct Rules of FINRA regarding a FINRA member firm's underwriting of securities of an affiliate. In accordance with Rule 2720, no underwriter may make sales in this offering to any discretionary account without the prior approval of the customer.

DBSI or another Agent may act as principal or agent in connection with offers and sales of the securities in the secondary market. Secondary market offers and sales will be made at prices related to market prices at the time of such offer or sale; accordingly, the Agents or a dealer may change the public offering price, concession and discount after the offering has been completed.

In order to facilitate the offering of the securities, DBSI may engage in transactions that stabilize, maintain or otherwise affect the price of the securities. Specifically, DBSI may sell more securities than it is obligated to purchase in connection with the offering, creating a naked short position in the securities for its own account. DBSI must close out any naked short position by purchasing the securities in the open market. A naked short position is more likely to be created if DBSI is concerned that there may be downward pressure on the price of the securities in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, DBSI may bid for, and purchase, securities in the open market to stabilize the price of the securities. Any of these activities may raise or maintain the market price of the securities above independent market levels or prevent or retard a decline in the market price of the securities. DBSI is not required to engage in these activities, and may end any of these activities at any time.

To the extent the total aggregate Face Amount of securities offered pursuant to a pricing supplement is not purchased by investors, one or more of our affiliates may agree to purchase for investment the unsold portion. As a result, upon completion of an offering, our affiliates may own up to approximately 10% of the securities offered in that offering.

No action has been or will be taken by us, DBSI, DBTCA or any dealer that would permit a public offering of the securities or possession or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement, other than in the United States, where action for that purpose is required. No offers, sales or deliveries of the securities, or distribution of this product supplement or the accompanying prospectus supplement, prospectus or pricing supplement or any other offering material relating to the securities, may be made in or from any jurisdiction except in circumstances which will result in compliance with any applicable laws and regulations and will not impose any obligations on us, the Agents or any dealer.

Each Agent has represented and agreed, and each dealer through which we may offer the securities has represented and agreed, that it (i) will comply with all applicable laws and regulations in force in each non-U.S. jurisdiction in which it purchases, offers, sells or delivers the securities or possesses or distributes this product supplement and the accompanying prospectus supplement, prospectus and pricing supplement and (ii) will obtain any consent, approval or permission required by it for the purchase, offer or sale by it of the securities under the laws and regulations in force in each non-U.S. jurisdiction to which it is subject or in which it makes purchases, offers or sales of the securities. We shall not have responsibility for any Agent's or any dealer's compliance with the applicable laws and regulations or obtaining any required consent, approval or permission.

ANNEX A — UNDERLYING INDICES

In this product supplement and any relevant pricing supplement, unless the context requires otherwise, references to any specific Underlying Index listed below will include any successor index to such Underlying Index and references to the Underlying Index Publisher will include any successor thereto.

AMEX HONG KONG 30 INDEX

We have derived all information contained in this product supplement regarding the AMEX Hong Kong 30 Index, which we refer to as the Hong Kong 30 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the American Stock Exchange LLC ("AMEX"). The Hong Kong 30 Index was developed by, and is calculated, maintained and published by AMEX. We make no representation or warranty as to the accuracy or completeness of such information.

The Hong Kong 30 Index is a broad-market index that measures the composite price performance of 30 stocks actively traded on the HKSE, designed to reflect the movement of the Hong Kong stock market as a whole. The Hong Kong 30 Index was established June 25, 1993 with a benchmark value of 350.00. The Hong Kong 30 Index is calculated and disseminated each New York business day based on the most recent official closing price of each of the component stocks as reported by the HKSE and a fixed HK$/US$ exchange rate.

Eligibility Standards for the Inclusion and Maintenance of Component Stocks in the Hong Kong 30 Index

The AMEX states that it selects securities comprising the Hong Kong 30 Index based on their market weight, trading liquidity, and representativeness of the business industries reflected on the HKSE. The AMEX will require that each Hong Kong 30 Index component security be one issued by an entity with major business interests in Hong Kong, listed for trading on the HKSE, and have its primary trading market located in a country with which the AMEX has an effective surveillance sharing agreement. The AMEX will remove any Hong Kong 30 Index component security that fails to meet any of the foregoing listing and maintenance criteria within 30 days after such a failure occurs. To ensure that the Hong Kong 30 Index does not consist of a number of thinly-capitalized, low-priced securities with small public floats and low trading volumes, the AMEX has established additional listing and maintenance criteria:

- All component securities selected for inclusion in the Hong Kong 30 Index must have, and thereafter maintain, an average daily capitalization, as calculated by the total number of shares outstanding times the latest price per share (in Hong Kong dollars), measured over the prior six month period, of at least HK$3 billion (approximately US$380 million);

- All component securities selected for inclusion in the Hong Kong 30 Index must have, and thereafter maintain, a minimum free float value (total freely tradeable outstanding shares less insider holdings), based on a monthly average measured over the prior three month period, of US$238 million, although up to, but no more than, three Hong Kong 30 Index component securities may have a free float value of less than US$238 million but in no event less than US$150 million, measured over the same period;

- All component securities selected for inclusion in the Hong Kong 30 Index must have, and thereafter maintain, an average daily closing price, measured over the prior six month period, not lower than HK$2.50; and

- All component securities selected for inclusion in the Hong Kong 30 Index must have, and thereafter maintain, an average daily trading volume, measured over the prior six month period, of more than one million shares per day, although up to, but no more than, three component securities may have an average daily trading volume, measured over the prior six month period, of less than one million shares per day, but in no event less than 500,000 shares per day.

Beginning in 1994, the AMEX has reviewed the Hong Kong 30 Index's component securities on a quarterly basis, conducted on the last business day in January, April, July, and October. Any component security failing to meet the above listing and maintenance criteria is reviewed on the second Friday of the second month following the quarterly review again to determine compliance with the above criteria. Any Hong Kong 30 Index component stock failing this second review is replaced by a "qualified" Hong Kong 30 Index component stock effective upon the close of business on the following Friday, provided, however, that if such Friday is not a business day, the replacement will be effective at the close of business on the first preceding business day. The AMEX will notify its membership immediately after it determines to replace an Hong Kong 30 Index component stock.

The Hong Kong 30 Index will be maintained by the AMEX and will contain at least thirty component stocks at all times. Pursuant to Exchange Rule 901C(b), the AMEX may change the composition of the Hong Kong 30 Index at any time in order to reflect more accurately the composition and track the movement of the Hong Kong stock market. Any replacement component stock must also meet the component stock listing and maintenance standards as discussed above. If the number of Hong Kong 30 Index component securities in the Hong Kong 30 Index falls below thirty, no new option series based on the Hong Kong 30 Index will be listed for trading unless and until the Securities and Exchange Commission approves a rule filing pursuant to section 19(b) of the Securities Exchange Act of 1934 reflecting such change.

License Agreement with the American Stock Exchange LLC

We have entered into an agreement with AMEX providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Hong Kong 30 Index, which is owned and published by AMEX, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by AMEX (including its affiliates). AMEX has not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to the securities. The AMEX makes no representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the Hong Kong 30 Index to track general stock market performance. AMEX has no relationship to Deutsche Bank AG other than the licensing of the Hong Kong 30 Index and the related trademarks for use in connection with the securities, which index is determined, composed and calculated by the AMEX without regard to Deutsche Bank AG or the securities. AMEX has no obligation to take the needs of Deutsche Bank AG or the owners of the securities into consideration in determining, composing or calculating the Hong Kong 30 Index. The AMEX is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. The AMEX has no liability in connection with the administration, marketing or trading of the securities.

AMEX is under no obligation to continue the calculation and dissemination of the Hong Kong 30 Index and the method by which the Hong Kong 30 Index is calculated and the name

"AMEX Hong Kong 30 Index" may be changed at the discretion of AMEX . No inference should be drawn from the information contained in this product supplement that AMEX makes any representation or warranty, implied or express, to you or any member of the public regarding the advisability of investing in securities generally or in the securities in particular or the ability of the Hong Kong 30 Index to track general stock market performance. The American Stock Exchange has no obligation to take into account your interest, or that of anyone else having an interest in determining, composing or calculating the Hong Kong 30 Index. The American Stock Exchange is not responsible for, and has not participated in the determination of the timing of, prices for or quantities of, the securities or in the determination or calculation of the equation by which the securities are to be settled in cash. The American Stock Exchange has no obligation or liability in connection with the administration, marketing or trading of the securities. The use of and reference to the Hong Kong 30 Index in connection with the securities have been consented to by AMEX.

The American Stock Exchange disclaims all responsibility for any inaccuracies in the data on which the Hong Kong 30 Index is based, or any mistakes or errors or omissions in the calculation or dissemination of the Hong Kong 30 Index.

THE CBOE S&P 500 BUYWRITE INDEX[SM]

We have derived all information contained in this product supplement regarding the CBOE S&P 500 BuyWrite Index[SM], which we refer to as the BXM[SM] Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, the Chicago Board Options Exchange, Incorporated (the "CBOE"). The BXM[SM] Index was developed by the CBOE and is calculated, maintained and published by the CBOE. We make no representation or warranty as to the accuracy or completeness of such information.

The BXM[SM] Index is a benchmark index designed to track the performance of a hypothetical buy-write strategy on the S&P 500® Index. Announced by the CBOE in April 2002, the BXM[SM] Index was developed by the CBOE in cooperation with Standard & Poor's, a division of the McGraw-Hill Companies, Inc. ("S&P"). The BXM[SM] Index is a passive total return index based on (1) buying the stock portfolio reflected in the S&P 500® Index, and (2) "writing" (or selling) the near-term S&P 500® Index "covered" call option, generally on the third Friday of each month.

To help in the development of the BXM[SM] Index, in 2001 the CBOE commissioned Professor Robert Whaley of Duke University to compile and analyze relevant data on a hypothetical buy-write strategy on the S&P 500 Index. Professor Whaley developed a methodology for the BXM[SM] index that is explained in his published paper "Risk and Return of the CBOE BuyWrite Monthly Index," The Journal of Derivatives (Winter 2002), pp. 35 — 42. The methodology specified in this 2002 paper was used for the calculation of the BXM[SM] Index in all months from June 1988 through April 2004.

Beginning on June 18, 2004, there was a revision to the methodology for the BXM[SM] Index. As explained in more detail below, on the third Friday of the month, the new S&P 500® Index call option generally is deemed sold at a price equal to the volume-weighted average of the traded prices ("VWAP") of the new call option during the half-hour period beginning at 11:30 a.m. Eastern time.

Index Design

The BXM[SM] Index measures the total rate of return of a hypothetical "covered call" strategy applied to the S&P 500® Index." This strategy, which the CBOE refers to as the "BXM covered call strategy," consists of a hypothetical portfolio consisting of a "long" position indexed to the S&P 500® Index on which are deemed sold a succession of one-month, at-the-money call options on the S&P 500® Index listed on the CBOE. The CBOE refers to this hypothetical portfolio as the "covered S&P 500® Index portfolio." The BXM℠ Index provides a benchmark measure of the total return performance of this hypothetical portfolio. Dividends paid on the component stocks underlying the S&P 500® Index and the dollar value of option premium deemed received from the sold call options are functionally "re-invested" in the covered S&P 500® Index portfolio. The BXM℠ Index is based on the cumulative gross rate of return of the covered S&P 500® Index portfolio since the inception of the BXM℠ Index on June 1, 1988, when it was set to an initial value of 100.00.

The BXM covered call strategy requires that each S&P 500® Index call option in the hypothetical portfolio be held to maturity, generally the third Friday of each month. The call option is settled against the Special Opening Quotation (or "SOQ," ticker "SET") of the S&P 500® Index used as the final settlement price of S&P 500® Index call options. If the third Friday is an exchange holiday, the call option will be settled against the SOQ on the previous business day and the new call option will be selected on that day as well. The SOQ is a special calculation of the S&P 500® Index that is compiled from the opening prices of component stocks underlying the S&P 500® Index. The SOQ calculation is performed when all 500 stocks underlying the S&P 500® Index have opened for trading, and is usually determined before 11:00 a.m. Eastern time. If one or more stocks in the S&P 500® Index do not open on the day the SOQ is calculated, the final settlement price for the applicable S&P 500® Index option is determined in accordance with the Rules and By-Laws of the Options Clearing Corporation. The final settlement price of the call option at maturity is the greater of zero and the difference between the SOQ minus the strike price of the expiring call option.

Subsequent to the settlement of the expiring call option, a new at-the-money call option expiring in the next month is then deemed written, or sold, a transaction commonly referred to as a "roll." The strike price of the new call option is the strike price of the S&P 500® Index call option listed on the CBOE with the closest strike price at or above the last value of the S&P 500® Index reported before 11:00 a.m. Eastern time. For example, if the last S&P 500® Index value reported before 11:00 a.m. Eastern time is 901.10 and the closest listed S&P 500 Index call option strike price above 901.10 is 905, then the 905 strike S&P 500® Index call option is selected as the new call option to be incorporated into the BXM℠ Index. The long S&P 500® Index component and the short call option component are held in equal notional amounts, i.e., the short position in the call option is "covered" by the long S&P 500® Index component.

Once the strike price of the new call option has been identified, the new call option is deemed sold at a price equal to the VWAP of the new call option during the half-hour period beginning at 11:30 a.m. Eastern time. The timing of the roll and the price used to sell the new call have changed over time. The monthly roll originally occurred at the close of trading on the third Friday of the month, i.e., the strike price of the new call was determined at 4:00 p.m. Eastern time, and the new call was deemed to be sold at the last bid price before 4:00 p.m. Eastern time. Since October 16, 1992, the call has been rolled at 11:00 a.m. instead. As of June 18, 2004, the new call is sold at the VWAP.

The CBOE calculates the VWAP in a two-step process: first, the CBOE excludes trades in the new call option between 11:30 a.m. and 12:00 Noon Eastern time that are identified as having been executed as part of a "spread," and then the CBOE calculates the weighted average of all remaining transaction prices of the new call option between 11:30 a.m. and 12:00 Noon Eastern time, with weights equal to the fraction of total non-spread volume transacted at each price during this period. The source of the transaction prices used in the calculation of the VWAP is

CBOE's Market Data Retrieval ("MDR") System. Time & Sales information from CBOE's MDR System is disseminated through the Options Price Reporting Authority ("OPRA") and is publicly available through most price quote vendors. If no transactions occur in the new call option between 11:30 a.m. and 12:00 Noon Eastern time, then the new call option is deemed sold at the last bid price reported before 12:00 Noon Eastern time. The value of option premium deemed received from the new call option is functionally "re-invested" in the portfolio.

Index Calculation

The BXM^{SM} Index is calculated by the CBOE once per day at the close of trading for the respective components of the covered S&P 500® Index portfolio. The BXM^{SM} Index is a chained index, i.e., its value is equal to 100 times the cumulative product of gross daily rates of return of the covered S&P 500® Index portfolio since the inception date of the BXM^{SM} Index. On any given day, the BXM^{SM} Index is calculated as follows:

$$BXM_t = BXM_{t-1}(1 + R_t)$$

where R_t is the daily rate of return of the covered S&P 500® Index portfolio. This rate includes ordinary cash dividends paid on the stocks underlying the S&P 500® Index that trade "ex-dividend" on that date.

On each trading day excluding roll dates, the daily gross rate of return of the BXM^{SM} equals the change in the value of the components of the covered S&P 500® Index portfolio, including the value of ordinary cash dividends payable on component stocks underlying the S&P 500® Index that trade "ex-dividend" on that date, as measured from the close in trading on the preceding trading day. The gross daily rate of return is equal to:

$$1 + R_t = (S_t + Div_t - C_t)/(S_{t-1} - C_{t-1})$$

In this equation, S_t is the closing value of the S&P 500® Index at date t, Div_t represents the ordinary cash dividends payable on the component stocks underlying the S&P 500® Index that trade "ex-dividend" at date t expressed in S&P 500® Index points, and Ct is the arithmetic average of the last bid and ask prices of the call option reported before 4:00 p.m. Eastern time at date t. St-1 is the closing value of the S&P 500® Index on the preceding trading day and C_{t-1} is the average of the last bid and ask prices of the call option reported before 4:00 p.m. Eastern time on the preceding trading day.

On roll dates, the gross daily rate of return is compounded from three gross rates of return, the gross rate of return from the previous close to the time the SOQ is determined and the expiring call is settled; the gross rate of return from the SOQ to the initiation of the new call position and the gross rate of return from the time the new call option is deemed sold to the close of trading on the roll date, expressed as follows:

$$1 + R_t = (1 + R_a) \times (1 + R_b) \times (1 + R_c)$$

where:

$$1 + R_a = (S_{SOQ} + Div_t - C_{Settle}) / (S_{t-1} - C_{t-1});$$

$$1 + R_b = (S_{VWAV}) / S_{SOQ}); \text{ and}$$

$$1 + R_c = (S_t - C_t)/S_{VWAV} - C_{VWAP})$$

In this equation, R_a is the rate of return of the covered S&P 500® Index portfolio from the previous close of trading through the settlement of the expiring call option. S^{SOQ} is the Special Opening Quotation used in determining the settlement price of the expiring call option. As previously defined, Divt represents dividends on S&P 500® Index component stocks determined in the same manner as on non-roll dates, and C_{Settle} is the final settlement price of the expiring call option. S_{t-1} and C_{t-1} are determined in the same manner as on non-roll dates.

R_b is the rate of return of the un-covered S&P 500® Index portfolio from the settlement of the expiring option to the time the new call option is deemed sold. S^{VWAV} is the volume-weighted average value of the S&P 500® Index based on the same time and weights used to calculate the VWAP in the new call option.

R_c is the rate of return of the covered S&P 500® Index portfolio from the time the new call option is deemed sold to the close of trading on the roll date. As defined above, S^{VWAV} is the volume-weighted average value of the S&P 500® Index based on the same time and weights used to calculate the VWAP in the new call option. C_{VWAP} is the volume-weighted average trading price of the new call option between 11:30 a.m. and 12:00 Noon Eastern time and Ct refers to the average bid/ask quote of the new call option reported before 4:00 p.m. Eastern time on the roll date.

License Agreement with the CBOE and S&P

The securities are not sponsored, endorsed, sold or promoted by S&P or the CBOE. S&P and the CBOE make no representation, condition or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities. The BXM^SM Index is a benchmark index designed to track the performance of a hypothetical buy-write strategy on the S&P 500® Index. S&P's and the CBOE's only relationship to Deutsche Bank AG and its affiliates is the licensing of certain trademarks and trade names of S&P, the CBOE and the BXM^SM Index which is determined, composed and calculated by the CBOE without regard to Deutsche Bank AG or the securities. The CBOE has no obligation to take the needs of Deutsche Bank AG or the owners of the securities into consideration in determining, composing or calculating the BXM^SM Index. S&P and the CBOE are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities is to be converted into cash. S&P and the CBOE have no obligation or liability in connection with the administration, marketing or trading of the securities.

THE CBOE SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE BXM^SM INDEX FROM SOURCES THAT THE CBOE CONSIDERS RELIABLE, BUT S&P AND THE CBOE ACCEPT NO RESPONSIBILITY FOR, AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P AND THE CBOE DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BXM^SM INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO THE RESULTS TO BE OBTAINED BY ANY PERSON OR ENTITY FROM THE USE OF THE BXM^SM INDEX OR ANY DATA INCLUDED THEREIN. S&P AND THE CBOE MAKE NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIM ALL CONDITIONS AND WARRANTIES IMPLIED BY STATUTE, GENERAL LAW OR CUSTOM, INCLUDING BUT NOT LIMITED TO WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE BXM^SM INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CBOE OR S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S®", "S&P®", "S&P 500®", "STANDARD & POOR'S 500", AND "500" ARE TRADEMARKS OF STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. AND "BXM℠" IS A TRADEMARK OF THE CHICAGO BOARD OPTIONS EXCHANGE, INCORPORATED. THESE MARKS HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STANDARD & POOR'S OR THE CBOE AND STANDARD & POOR'S AND THE CBOE MAKE NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SECURITIES.

DOW JONES EURO STOXX 50® INDEX

We have derived all information contained in this underlying supplement regarding the Dow Jones EURO STOXX 50® Index, which we refer to as the EURO STOXX 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, STOXX Limited. The EURO STOXX 50 Index is calculated, maintained and published by STOXX Limited. We make no representation or warranty as to the accuracy or completeness of such information.

The Euro STOXX 50 Index, was created by STOXX® Limited, a joint venture between Deutsche Boerse AG, Dow Jones & Company, Inc. and SWX Swiss Exchange. Publication of the Euro STOXX 50 Index began on February 28, 1998, based on an initial index value of 1,000 at December 31, 1991. The Euro STOXX 50 Index is published in The Wall Street Journal and disseminated on the STOXX Limited website: *http://www.stoxx.com*. Deutsche Bank AG obtained all information contained in this product supplement regarding the Euro STOXX 50 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, STOXX Limited. Deutsche Bank AG makes no representation or warranty as to the accuracy or completeness of any information relating to the Euro STOXX 50 Index. STOXX Limited is under no obligation to continue to publish the Euro STOXX 50 Index and may discontinue publication of the Euro STOXX 50 Index at any time.

Euro STOXX 50 Index Composition and Maintenance

The Euro STOXX 50 Index is composed of 50 component stocks of market sector leaders from within the Dow Jones STOXX 600 Supersector Indices, which includes stocks selected from the Eurozone. The component stocks have a high degree of liquidity and represent the largest companies across all market sectors.

The composition of the Euro STOXX 50 Index is reviewed annually, based on the closing stock data on the last trading day in August. The component stocks are announced the first trading in September. Changes to the component stocks are implemented on the third Friday in September and are effective the following trading day. Changes in the composition of the Euro STOXX 50 Index are made to ensure that the Euro STOXX 50 Index includes the 50 market sector leaders from within the Euro STOXX Index.

The free float factors for each component stock used to calculate the Euro STOXX 50 Index, as described below, are reviewed, calculated and implemented on a quarterly basis and are fixed until the next quarterly review. Each component's weight is capped at 10% of the index's total free float market capitalization.

The Euro STOXX 50 Index is also reviewed on an ongoing basis. Corporate actions (including initial public offerings, mergers and takeovers, spin-offs, delistings and bankruptcy) that affect the Euro STOXX 50 Index composition are immediately reviewed. Any changes are announced, implemented and effective in line with the type of corporate action and the magnitude of the effect.

Euro STOXX 50 Index Calculation. The Euro STOXX 50 Index is calculated with the "Laspeyres formula," which measures the aggregate price changes in the component stocks against a fixed base quantity weight. The formula for calculating the Euro STOXX 50 Index value can be expressed as follows:

$$\text{Index} = \frac{\text{free float market capitalization of the Euro STOXX 50 Index}}{\text{divisor}}$$

The "free float market capitalization of the Euro STOXX 50 Index" is equal to the sum of the products of the closing price, market capitalization and free float factor for each component stock as of the time the Euro STOXX 50 Index is being calculated.

The divisor for the Euro STOXX 50 Index is adjusted to maintain the continuity of the Euro STOXX 50 Index values across changes due to corporate actions. The following is a summary of the adjustments to any component stock made for corporate actions and the effect of such adjustment on the divisor, where shareholders of the component stock will receive "B" number of shares for every "A" share held (where applicable).

(1) Cash dividend:

Adjusted price = closing price – announced dividend * (1 – withholding tax)

Divisor: decreases

(2) Special cash dividend:

Adjusted price = closing price – announced dividend * (1 – withholding tax)

Divisor: decreases

(3) Split and reverse split:

Adjusted price = closing price * A/B

New number of shares = old number of shares * B / A

Divisor: no change

(4) Rights offering:

Adjusted price = (closing price * A + subscription price * B) / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: increases

(5) Stock dividend:

Adjusted price = closing price * A / (A + B)

New number of shares = old number of shares * (A + B) / A

Divisor: no change

(6) Stock dividend of another company:

Adjusted price = (closing price * A – price of other company * B) / A

Divisor: decreases

(7) Return of capital and share consideration:

Adjusted price = (closing price – dividend announced by company * (1-withholding tax)) * A / B

New number of shares = old number of shares * B / A

Divisor: decreases

(8) Repurchase shares / self tender:

Adjusted price = ((price before tender * old number of shares) – (tender price * number of tendered shares)) / (old number of shares – number of tendered shares)

New number of shares = old number of shares – number of tendered shares

Divisor: decreases

(9) Spin-off:

Adjusted price = (closing price * A – price of spun-off shares * B) / A

Divisor: decreases

(10) Combination stock distribution (dividend or split) and rights offering:

For this corporate action, the following additional assumptions apply:

Shareholders receive B new shares from the distribution and C new shares from the rights offering for every A shares held

If A is not equal to one share, all the following "new number of shares" formulae need to be divided by A:

If rights are applicable after stock distribution (one action applicable to other):

Adjusted price = (closing price * A + subscription price * C * (1 + B / A)) / ((A + B) * (1 + C / A))

New number of shares = old number of shares * ((A + B) * (1 + C / A)) / A

Divisor: increases

If stock distribution is applicable after rights (one action applicable to other):

Adjusted price = (closing price * A + subscription price * C) / ((A + C) * (1 + B / A))

New number of shares = old number of shares * ((A + C) * (1 + B / A))

Divisor: increases

Stock distribution and rights (neither action is applicable to the other):

Adjusted price = (closing price * A + subscription price * C) / (A + B + C)

New number of shares = old number of shares * (A + B +C) / A

Divisor: increases

License Agreement with STOXX Limited

We have entered into an agreement with STOXX Limited providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the Dow Jones EURO STOXX 50® Index, which is owned and published by STOXX Limited, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by STOXX Limited. STOXX Limited makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly. STOXX Limited's only relationship to Deutsche Bank AG is the licensing of certain trademarks, trade names and service marks of STOXX Limited and the Dow Jones EURO STOXX 50® Index which is determined, composed and calculated by STOXX Limited without regard to Deutsche Bank AG or the securities. STOXX Limited has no obligation to take the needs of Deutsche Bank AG or the owners of the securities into consideration in determining, composing or calculating the Dow Jones EURO STOXX 50® Index. STOXX Limited is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. STOXX Limited has no obligation or liability in connection with the administration, marketing or trading of the securities.

STOXX LIMITED AND DOW JONES DO NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN AND STOXX LIMITED AND DOW JONES SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. STOXX LIMITED AND DOW JONES MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY IN CONNECTION WITH THE USE OF THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. STOXX LIMITED AND DOW JONES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE DOW JONES EURO STOXX 50® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL STOXX LIMITED OR DOW JONES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THE LICENSING AGREEMENT BETWEEN DEUTSCHE BANK AG AND STOXX LIMITED AND DOW JONES ARE SOLELY FOR THEIR BENEFIT AND NOT FOR THE BENEFIT OF THE OWNERS OF THE SECURITIES OR ANY THIRD PARTIES.

"DOW JONES EURO STOXX 50®" AND "STOXX®" ARE SERVICE MARKS OF STOXX LIMITED AND DOW JONES AND HAVE BEEN LICENSED FOR CERTAIN PURPOSES BY DEUTSCHE BANK AG. THE SECURITIES ARE NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY STOXX LIMITED AND DOW JONES, AND STOXX LIMITED AND DOW JONES MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF INVESTING IN THE SECURITIES.

THE FINANCIAL SELECT SECTOR INDEX

We have derived all information contained in this product supplement regarding the Financial Select Sector Index and the index from which it is derived, the S&P 500® Index, including, without limitation, the make-up, method of calculation and changes in components for each index, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P, Merrill Lynch, Pierce, Fenner & Smith Incorporated, as index compilation agent, (the "FSSI Index Compilation Agent"), or the American Stock Exchange LLC, as index calculation agent (the "FSSI Index Calculation Agent"). We make no representation or warranty as to the accuracy or completeness of such information.

The Financial Select Sector Index is a modified market capitalization-based index, intended to provide an indication of the pattern of common stock price movements of companies that are components of the S&P 500® Index and are involved in the development or production of financial products. Companies in the Financial Select Sector Index include a wide array of diversified financial services firms whose business lines range from investment management to commercial and business banking. The Financial Select Sector Index is one of the nine Select Sector sub-indices of the S&P 500® Index, each of which we refer to as a "Select Sector Index." As of April 8, 2008, the Financial Select Sector Index included 92 component stocks.

The stocks included in the Financial Select Sector Index are selected by the FSSI Index Compilation Agent, in consultation with S&P from the universe of companies represented by the S&P 500® Index. The composition and weighting of the stocks included in the Financial

Select Sector Index will likely differ from the composition and weighting of stocks included in any similar S&P 500® sector index that is published and disseminated by S&P. The AMEX acts as the FSSI Index Calculation Agent in connection with the calculation and dissemination of the Index. S&P's only relationship to the FSSI Index Compilation Agent is the licensing of certain trademarks and trade names of S&P and of the S&P 500® Index which is determined, composed and calculated by S&P without regard to the FSSI Index Compilation Agent.

As of December 31, 2007, the Index had a 17.63% weighting in the S&P 500® Index based on the capitalization of the constituent stocks.

Construction and Maintenance

The Index is developed and maintained in accordance with the following criteria:

- Each of the component stocks in the Financial Select Sector Index (the "Component Stocks") is a constituent company of the S&P 500® Index.

- Each stock in the S&P 500® Index is allocated to one and only one of the Select Sector Indices.

- The FSSI Index Compilation Agent assigns each constituent stock of the S&P 500® Index to a Select Sector Index. The FSSI Index Compilation Agent, after consultation with S&P, assigns a particular company's stock to the Financial Select Sector Index on the basis of such company's sales and earnings composition and the sensitivity of the company's stock price and business results to the common factors that affect other companies in the Financial Select Sector Index. S&P has sole control over the removal of stocks from the S&P 500® Index and the selection of replacement stocks to be added to the S&P 500® Index. However, S&P plays only a consulting role in the assignment of the S&P 500® Index constituent stocks to the Financial Select Sector Index, that assignment being the sole responsibility of the FSSI Index Compilation Agent.

- The Index is calculated by the FSSI Index Calculation Agent using a modified "market capitalization" methodology. This design ensures that each of the Component Stocks within the Financial Select Sector Index is represented in a proportion consistent with its percentage with respect to the total market capitalization of the Financial Select Sector Index. Under certain conditions, however, the number of shares of a Component Stock within the Financial Select Sector Index may be adjusted to conform to Internal Revenue Code requirements.

- The Index is calculated using the same methodology utilized by S&P in calculating the S&P 500® Index, using a base-weighted aggregate methodology. See "—The S&P 500® Index" below. The daily calculation of the Financial Select Sector Index is computed by dividing the total market value of the companies in the Financial Select Sector Index by a number called the index divisor.

- The Index is weighted based on the market capitalization of each of the Component Stocks, subject to the following asset diversification requirements: (i) the market capitalization-based weighted value of any single Component Stock measured on the last day of a calendar quarter may not exceed 24.99% of the total value of the Financial Select Sector Index; and (ii) with respect to 50% of the total value of the Financial Select Sector Index, the market capitalization-based weighted value of the Component Stocks must be diversified so that no single Component Stock measured on the last day of a calendar quarter represents more than 4.99% of the total value of the Financial Select Sector Index.

- Rebalancing the Financial Select Sector Index to meet the asset diversification requirements will be the responsibility of the FSSI Index Calculation Agent. If shortly prior to the last business day of any calendar quarter (a "Quarterly Qualification Date"), a Component Stock (or two or more Component Stocks) approaches the maximum allowable value limits set forth above (the "Asset Diversification Limits"), the percentage that such Component Stock (or Component Stocks) represents in the Financial Select Sector Index will be reduced and the market capitalization based weighted value of such Component Stock (or Component Stocks) will be redistributed across the Component Stocks that do not closely approach the Asset Diversification Limits in accordance with the following methodology: First, each Component Stock that exceeds 24% of the total value of the Financial Select Sector Index will be reduced to 23% of the total value of the Financial Select Sector Index and the aggregate amount by which all Component Stocks exceed 24% will be redistributed equally across the remaining Component Stocks that represent less than 23% of the total value of the Financial Select Sector Index. If as a result of this redistribution, another Component Stock then exceeds 24%, the redistribution will be repeated as necessary. Second, with respect to the 50% of the value of the Financial Select Sector Index accounted for by the lowest weighted Component Stocks, each Component Stock that exceeds 4.8% of the total value of the Financial Select Sector Index will be reduced to 4.6% and the aggregate amount by which all Component Stocks exceed 4.8% will be distributed equally across all remaining Component Stocks that represent less than 4.6% of the total value of the Financial Select Sector Index. If as a result of this redistribution another Component Stock that did not previously exceed 4.8% of the Financial Select Sector Index value then exceeds 4.8%, the redistribution will be repeated as necessary until at least 50% of the value of the Financial Select Sector Index is accounted for by Component Stocks representing no more than 4.8% of the total value of the Financial Select Sector Index. If necessary, this reallocation process may take place more than once prior to a Quarterly Qualification Date.

- The FSSI Index Compilation Agent at any time may determine that a Component Stock which has been assigned to one Select Sector Index has undergone such a transformation in the composition of its business that it should be removed from that Select Sector Index and assigned to a different Select Sector Index. In the event that the FSSI Index Compilation Agent notifies the FSSI Index Calculation Agent that a Component Stock's Select Sector Index assignment should be changed, the FSSI Index Calculation Agent will disseminate notice of the change following its standard procedure for announcing index changes and will implement the change in the affected Select Sector Indices on a date no less than one week after the initial dissemination of information on the sector change to the maximum extent practicable. It is not anticipated that Component Stocks will change sectors frequently. Component Stocks removed from and added to the S&P 500® Index will be deleted from and added to the appropriate Select Sector Index on the same schedule used by S&P for additions and deletions from the S&P 500® Index insofar as practicable.

See "S&P 500® Index" in this Annex A for more information.

License Agreement with S&P

We have entered into a non-exclusive license agreement with S&P providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the Financial Select Sector Index, which is owned and published by S&P, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., which we refer to as S&P. S&P makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the Financial Select Sector Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the securities. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the securities into consideration in determining, composing or calculating the Financial Select Sector Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the securities to be issued or in the determination or calculation of the amount due at maturity of the securities. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE FINANCIAL SELECT SECTOR INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S," "S&P," "S&P 500" AND "FINANCIAL SELECT SECTOR INDEX" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE NOTES.

FTSE™ 100 INDEX

All information regarding the FTSE™ 100 Index set forth herein, including, without limitation, its make-up, method of calculation, and changes in its components, has been derived from publicly available information.

The FTSE™ 100 Index is calculated, published and disseminated by FTSE International Limited ("FTSE"), a company owned equally by the London Stock Exchange Plc (the "LSE") and the Financial Times Limited (the "FT"), in association with the Institute and the Faculty of Actuaries. Deutsche Bank AG obtained all information contained in this product supplement regarding the FTSE 100 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, FTSE. Deutsche Bank AG makes no representation or warranty as to the accuracy or completeness of any information relating to the FTSE 100 Index. FTSE is under no obligation to continue to publish the FTSE 100 Index and may discontinue publication of the FTSE 100 Index at any time.

The FTSE 100 Index was first calculated on January 3, 1984 with an initial base level index value of 1,000 points. Publication of the FTSE 100 Index began in February 1984. Real-time FTSE indices are calculated on systems managed by Reuters. Prices and FX rates used are supplied by Reuters.

The FTSE 100 Index is a free float adjusted index which measures the composite price performance of stocks of the largest 100 companies (determined on the basis of market capitalization) traded on the LSE. The 100 stocks included in the FTSE 100 Index (the "FTSE Underlying Stocks") are selected from a reference group of stocks trading on the LSE which are in turn selected by excluding certain stocks that have low liquidity based on public float, accuracy and reliability of prices, size and number of trading days. The FTSE Underlying Stocks are selected from this reference group by selecting 100 stocks with the largest market value.

FTSE, the publisher of the FTSE 100 Index, is responsible for calculating, publishing and disseminating the FTSE 100 Index. The FTSE 100 Index is overseen by the FTSE's Europe/Middle East/Africa Committee (the "FTSE EMEA Committee"), which is made up of independent senior industry representatives, which is responsible for the index review process.

FTSE can add, delete or substitute the stocks underlying the FTSE 100 Index or make other methodological changes that could change the value of the FTSE 100 Index. FTSE may discontinue or suspend calculation or dissemination of the FTSE 100 Index. The FTSE EMEA Committee reviews the FTSE Underlying Stocks quarterly in March, June, September and December in order to maintain continuity in the index level. FTSE prepares information regarding possible companies to be included or excluded from the FTSE 100 Index using the close of business figures from the Tuesday before a review. The review is then presented to the FTSE EMEA Committee for approval.

Changes to the constituents can be prompted by new listings on the exchange, corporate actions (e.g., mergers and acquisitions) or an increase or decrease in a market capitalization. The FTSE Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the removal and replacement of a stock from the FTSE 100 Index if such stock is delisted or its issuer is subject to a takeover offer that has been declared unconditional or it has ceased, in the opinion of the FTSE EMEA Committee, to be a viable component of the FTSE 100 Index. To maintain continuity, a stock will be added at the quarterly review if it has risen to 90th place or above and a stock will be deleted if at the quarterly review it has fallen to 111th place or below, in each case ranked on the basis of market capitalization. Where a greater number of companies qualify to be inserted in the FTSE 100 Index than those qualifying to be deleted, the lowest ranking constituents presently included in the FTSE 100 Index will be deleted to ensure that an equal number of companies are inserted and deleted at the periodic review. Likewise, where a greater number of companies qualify to be deleted than those qualifying to be inserted, the securities of the highest ranking companies which are presently not included in the index will be inserted to match the number of companies being deleted at the periodic review.

The FTSE 100 Index is obtained by: (i) calculating the sum of the products of the per share price of each stock included in the FTSE 100 Index by the number of their respective outstanding shares (such sum, the "FTSE Aggregate Market Value") as of the relevant current date and (ii) dividing the FTSE Aggregate Market Value as of the relevant current date by a divisor which represents the adjustments to the FTSE Aggregate Market Value as of the base date. The divisor is continuously adjusted to reflect changes, without distorting the FTSE 100 Index, in the issued share capital of individual underlying stocks, including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits.

All rights to the FTSE 100 Index are owned by the FTSE, the publisher of the FTSE 100 Index. Deutsche Bank AG, the Calculation Agent and the Trustee disclaim all responsibility for the calculation or other maintenance of or any adjustments to the FTSE 100 Index. In addition, none of the LSE, the Financial Times and FTSE has any relationship to Deutsche Bank AG or the securities. None of the LSE, the Financial Times and the FTSE sponsors, endorses, authorizes, sells or promotes the securities, or has any obligation or liability in connection with the administration, marketing or trading of the securities or with the calculation of the payment at maturity.

License Agreement with FTSE International Limited

We have entered into a non-exclusive license agreement with FTSE™ providing for the sub-license to us, and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the FTSE™ 100 Index, which is owned and published by FTSE, in connection with certain securities, including the securities.

FTSE disclaims all responsibility for the calculation or other maintenance of or any adjustments to the FTSE™ 100 Index. In addition, none of the LSE, the Financial Times and FTSE has any relationship to Deutsche Bank AG or the securities. None of the LSE, the Financial Times and the FTSE sponsors, endorses, authorizes, sells or promotes the securities, or has any obligation or liability in connection with the administration, marketing or trading of the securities or with the calculation of the Ending Index Level on any Review Date.

The securities are not in any way sponsored, endorsed, sold or promoted by FTSE or by the LSE or by The Financial Times Limited ("FT") and neither FTSE, the LSE or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE™ 100 Index and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The FTSE™ 100 Index is compiled and calculated by FTSE. However, neither FTSE nor the LSE nor FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE™ 100 Index and neither FTSE nor the LSE nor FT shall be under any obligation to advise any person of any error therein.

FTSE®", "FT-SE®" and "Footsie®" are trade marks of the London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. "All-World", "All-Share" and "All-Small" are trade marks of FTSE International Limited." All copyright in the index values and constituent list vests in FTSE International Limited. Deutsche Bank AG has obtained full license from FTSE International Limited to use such copyright in the creation of the securities.

FTSE/XINHUA CHINA 25 INDEX

We have obtained all information contained in this pricing supplement regarding the FTSE/Xinhua China 25 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, FTSE/Xinhua Index Limited. FTSE/Xinhua Index Limited has no obligation to continue to publish, and may discontinue publication of, the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index is a stock index calculated, published and disseminated by FTSE Xinhua Index Limited ("FXI"), a joint venture of FTSE International Limited and Xinhua Financial Network Limited, and is designed to represent the performance of the mainland Chinese market that is available to international investors and includes companies that trade on the HKSE.

General

The FTSE/Xinhua China 25 Index is quoted in Hong Kong dollars ("HKD") and currently is based on the 25 largest and most liquid Chinese stocks (called "H-shares" and "Red Chip" shares) based on full market-capitalization value, listed and trading on the HKSE. "H-shares" are securities of companies incorporated in the People's Republic of China and nominated by the Chinese government for listing and trading on the HKSE. H-shares are quoted and traded in HKD and U.S. dollars. "Red Chip" shares are securities of Hong Kong-incorporated companies listed and traded on the HKSE, which are substantially owned directly or indirectly by the Chinese government and have the majority of their business interests in mainland China. "Red Chip" shares are quoted and traded in HKD and are available only to international investors and not to those from the People's Republic of China.

Eligible Securities

Currently, only H-shares and Red Chip shares are eligible for inclusion in the FTSE/Xinhua China 25 Index. All classes of equity in issue are eligible for inclusion in the FTSE/Xinhua China 25 Index, subject to certain restrictions, however, each constituent must also be a constituent of the FTSE All-World Index. Companies whose business is that of holding equity and other investments, exchange traded funds, and funds whose prices are a direct derivation of underlying holdings (e.g. mutual funds) are not eligible for inclusion. Securities must be sufficiently liquid to be traded, therefore the following criteria, among others, are used to ensure that illiquid securities are excluded:

1. Price. FXI must be satisfied that an accurate and reliable price exists for the purposes of determining the market value of a company. FXI may exclude a security from the FTSE/Xinhua China 25 Index if it considers that an "accurate and reliable" price is not available. The FTSE/Xinhua China 25 Index uses the last trade prices from the relevant stock exchanges, when available.

2. Liquidity. Securities in the FTSE/Xinhua China 25 Index will be reviewed annually for liquidity. Securities which do not turn over at least 2% of their shares in issue, after the application of any free float restrictions, per month for ten of the twelve months prior to the quarterly review by FXI will not be eligible for inclusion in the FTSE/Xinhua China 25 Index. An existing constituent failing to trade at least 2.0% of its shares in issue, after the application of any free float restrictions, per month for more than four of the twelve months prior to the quarterly review will be removed after close of the index calculation on the next trading day following the third Friday in January, April, July and October. Any period when a share is suspended will be excluded from the calculation.

3. New Issues. New issues become eligible for inclusion in the FTSE/Xinhua China 25 Index at the next quarterly review of constituents, provided they have a minimum trading record of at least 20 trading days prior to the date of such review and turnover of a minimum of 2% of their shares in issue, after the application of any free float restrictions, per month each month, except in certain circumstances.

The FTSE/Xinhua China 25 Index, like other indices of FXI, is governed by an independent advisory committee, the FTSE Xinhua Index Committee, that ensures that the FTSE/Xinhua China 25 Index is operated in accordance with its published ground rules, and that the rules remain relevant to the FTSE/Xinhua China 25 Index. The FTSE Xinhua Index Committee is responsible for undertaking the review of the FTSE/Xinhua China 25 Index and for approving changes of constituents.

Computation of the FTSE/Xinhua China 25 Index

The FTSE/Xinhua China 25 Index is calculated using the free float index calculation methodology of the FTSE Group. The FTSE/Xinhua China 25 Index is calculated using the following algorithm:

$$\frac{\sum (p^n_1 \times e^n_1 \times s^n_1 \times f^n_1 \times c^n_1)}{d}$$

$$\frac{\sum (p^n_1 \times e^n_1 \times s^n_1 \times f^n_1 \times c^n_1)}{n = 1,2,3 \ldots\ldots,n}$$

where "p" is the latest trade price of the component security "n", "e" is the exchange rate required to convert the security's home currency into the FTSE/Xinhua China 25 Index's base currency, "s" is the number of shares of the security in issue, "f" is the free float factor published by FXI, applicable to such security, to be applied to the security to allow amendments to its weighting, "c" is the capping factor published by FXI at the most recent quarterly review of the FTSE/Xinhua China 25 Index, and "d" is the divisor, a figure that represents the total issued share capital of the FTSE/Xinhua China 25 Index at the base date, which may be adjusted to allow for changes in the issued share capital of individual securities without distorting the FTSE/Xinhua China 25 Index.

The FTSE/Xinhua China 25 Index uses actual trade prices for securities with local stock exchange quotations and Reuters real-time spot currency rates for its calculations. Under this methodology, FXI excludes from free floating shares: (i) trade investments in a FTSE/Xinhua China 25 Index constituent company by either another FTSE/Xinhua China 25 Index constituent company or a non-constituent company or entity; (ii) significant long-term holdings by founders, directors and/or their families; (iii) employee share schemes (if restricted); (iv) government holdings; (v) foreign ownership limits; and (vi) portfolio investments subject to lock-in clauses (for the duration of the clause). Free float restrictions are calculated using available published information. The initial weighting of a FTSE/Xinhua China 25 Index constituent stock is applied in bands, as follows:

Free float less than or equal to 15% . . . . Ineligible for inclusion in the FTSE/Xinhua China 25 Index, unless free float is also greater than 5% and the full market capitalization is greater than US$2.5 billion (or local currency equivalent), in which case actual free float is used.

Free float greater than 15% but less than or
    equal to 20% 20%

Free float greater than 20% but less than or
    equal to 30% 30%

Free float greater than 30% but less than or
    equal to 40% 40%

Free float greater than 40% but less than or
    equal to 50% 50%

Free float greater than 50% but less than or
    equal to 75% 75%

Free float greater than 75% 100%

These bands are narrow at the lower end, to ensure that there is sufficient sensitivity in order to maintain accurate representation, and broader at the higher end, in order to ensure that the weightings of larger companies do not fluctuate absent a significant corporate event.

Following the application of an initial free float restriction, a FTSE/Xinhua China 25 Index constituent stock's free float will only be changed if its actual free float is more than five percentage points above the minimum or five percentage points below the maximum of an adjacent band. This five percentage point threshold does not apply if the initial free float is less than 15%. Foreign ownership limits, if any, are applied after calculating the actual free float restriction, but before applying the bands shown above. If the foreign ownership limit is more restrictive than the free float restriction, the precise foreign ownership limit is applied. If the foreign ownership limit is less restrictive or equal to the free float restriction, the free float restriction is applied, subject to the bands shown above.

The FTSE/Xinhua China 25 Index is periodically reviewed for changes in free float. These reviews coincide with the quarterly reviews undertaken of the FTSE/Xinhua China 25 Index. Implementation of any changes takes place after the close of the index calculation on the third Friday in January, April, July and October. A stock's free float is also reviewed and adjusted if necessary following certain corporate events. If the corporate event includes a corporate action which affects the FTSE/Xinhua China 25 Index, any change in free float is implemented at the same time as the corporate action. If there is no corporate action, the change in free float is applied as soon as practicable after the corporate event.

License Agreement between FTSE Xinhua Limited and Deutsche Bank AG

We have entered into a non-exclusive license agreement with FTSE Xinhua Limited providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the FTSE/Xinhua China 25 Index, which is owned and published by FTSE Xinhua Limited, in connection with securities, including the securities.

The securities are not in any way sponsored, endorsed, sold or promoted by FTSE Xinhua Index Limited ("FTSE") or by The London Stock Exchange Plc (the "Exchange") or by The Financial Times Limited ("FT") and neither FTSE or Exchange or FT makes any warranty or representation whatsoever, expressly or impliedly, either as to the results to be obtained from the use of the FTSE/Xinhua China 25 Index and/or the figure at which the said Index stands at any particular time on any particular day or otherwise. The FTSE/Xinhua China 25 Index is compiled and calculated solely by FTSE. However, neither FTSE or Exchange or FT shall be liable (whether in negligence or otherwise) to any person for any error in the FTSE/Xinhua China 25 Index and neither FTSE or Exchange or FT shall be under any obligation to advise any person of any error therein.

"FTSE™" and "Footsie™" are trademarks of London Stock Exchange Plc and The Financial Times Limited and are used by FTSE International Limited under license. All copyright in the index values and constituent list vests in FTSE International Limited. Deutsche Bank AG has obtained full license from FTSE International Limited to use such copyright in the creation of the securities.

KOSPI 200 INDEX

Unless otherwise stated, all information regarding the KOSPI 200 Index is derived from the Korea Stock Exchange ("KSE") or other publicly available sources. Such information reflects the policies of KSE as stated in such sources, and such policies are subject to change by KSE.

Deutsche Bank AG does not assume any responsibility for the accuracy or completeness of such information. KSE is under no obligation to continue to publish the KOSPI 200 Index and may discontinue publication of the KOSPI 200 Index at any time.

The KOSPI 200 Index is a market capitalization based index and was developed as an Underlying Index for derivatives products (index futures and index options) traded on the KRX-Futures Market. The calculation of the value of the KOSPI 200 Index (discussed below in further detail) is based on the relative value of the aggregated current Market Value (as defined below) of the common stocks of 200 companies (the "Constituent Stocks") as of a particular time as compared to the aggregated average Market Value of the common stocks of 200 companies at the base date of January 3, 1990. The current "Market Value" of any Constituent Stock is the product of the market price per share and the number of the then outstanding shares of such Constituent Stock. KSE chooses companies for inclusion in the KOSPI 200 Index with an aim of accurately representing overall market movement. KSE may from time to time, in its sole discretion, add companies to, or delete companies from, the KOSPI 200 Index to achieve the objectives stated above. The KOSPI 200 Index selects stocks of companies that belong to one of eight industry groups, whose market capitalization is at least 1% of the total market capitalization. The capitalization requirement ensures the high percentage of market capitalization of Constituent Stocks against the total. Stocks initially listed or relisted after May 1 of the year preceding the year of the periodic realignment review date, stocks designated as administrative issue as of the periodic realignment review date, stocks of securities investment companies, issues of liquidation sale and stocks deemed unsuitable are ineligible to become a Constituent Stock of the KOSPI 200 Index.

Basic selection criteria are the average market capitalization obtained by dividing the aggregated value (attained by multiplying the closing price of the listed common shares by the number of listed common shares for one year from April of the year preceding the year to which the periodic realignment review date belongs), by 12, and the sum of daily trading value for the same period. In the case of a stock which has been reclassified under a different industry group, such stock is grouped with the newly classified industry group.

First, the Constituent Stocks from non-manufacturing industries are chosen on the basis of rank order of average monthly market capitalization, while ensuring that the accumulated market capitalization of a stock is at least 70% of the total market capitalization of the same industry group. The number of stocks selected is considered as is the number of Constituent Stocks chosen from the same industry group. However, a stock is excluded if its ranking of annual trading value is below 85% of the same industry group, and a stock that satisfies the trading value requirement is chosen from among the stocks whose market capitalization is ranked next.

Second, the Constituent Stocks from the manufacturing industry are selected by rank order of market capitalization, while ensuring that annual trading value of stocks are ranked above 85% of the industry group. The number of the stocks selected from the manufacturing industry is the number obtained by subtracting the number of Constituent Stocks chosen from the non-manufacturing industry group from 200.

Notwithstanding the above criteria, a stock whose market capitalization is within the top 50 of its industry group may be included in the constituents. The KOSPI Maintenance Committee (the "KOSPI Committee") makes the decision while taking into account such factors as the percentage of market capitalization of the industry group to the total and the liquidity of such stock.

To ensure that the KOSPI 200 Index accurately represents the overall market movement, its Constituent Stocks are realigned as the need arises. There are two types of realignments: periodic realignment and special realignment. Periodic realignment takes place regularly once a year, on the trading day following the day which is the last trading day of June contracts of both the index futures and index options. Special realignment takes place at the time when a stock has to be excluded from the constituents as a result of, for instance, delisting, designation as administrative issue or a merger.

The method of periodic realignment is similar to the method used for selection of Constituent Stocks. However, to maintain constancy of the KOSPI 200 Index, a replacement stock must both satisfy the criteria for selection of Constituent Stocks, and its ranking of market capitalization should be within 90% of total market capitalization of the constituents of the same industry group. However, even if an existing Constituent Stock does not satisfy the criteria for selection of Constituent Stocks, such stock remains a constituent as long as its ranking of market capitalization is within 110% of the market capitalization of the constituents. In the case of a stock with a market capitalization ranking that has reached 90% of the total market capitalization of the constituents of the same industry group, such stock is excluded unless there is an existing Constituent Stock whose ranking falls below 110% of the constituents.

Special realignment is carried out by choosing a stock from a replacement list prepared beforehand in a priority order by industry group. In the event that the replacement list includes no stock for a specific industry, a stock is chosen from the manufacturing industry group.

In cases where there is an initial listing of a stock that is deemed to have high liquidity and is worthy in terms of its impact on KOSPI 200 Index, a Constituent Stock is merged into non-Constituent Stock or a company is established as result of merger between the constituent, it is possible to include before the periodic realignment date.

The level of the KOSPI 200 Index reflects the total current Market Value of all 200 Constituent Stocks relative to the base index of the KOSPI 200 Index as of the base date of January 3, 1990 (the "Base Index."), which is 100. An indexed number is used to represent the results of this calculation.

The actual aggregate Market Value of the Constituent Stocks at the base date (the "KOSPI 200 Base Market Value") has been set. In practice, the calculation of the KOSPI 200 Index is computed by dividing the total current aggregated Market Value of the Constituent Stocks by the KOSPI 200 Base Market Value and then multiplying by the Base Index of 100.

In order to maintain the consistency of the KOSPI 200 Index, the Market Value and KOSPI 200 Base Market Value can be readjusted. Readjustment includes changing the KOSPI 200 Base Market Value when there is an event, such as a distribution of rights or dividends, that affects the stock price, in order to equalize the stock price index on the day before the event and the stock price index on the day of the event. The following formula is used:

$$\frac{\text{Current Market Value on the day before the } \textit{change}}{\text{Old Market Value}} = \frac{\text{Current Market Value on the day before the } \textit{change} + \text{Amount of Change in the } \textit{Value} -}{\text{New KOSPI 200 Base Market Value}}$$

Current Market Value increases or decreases when there is a rights offering a new listing, a delisting or merger. Therefore, to maintain consistency, the KOSPI 200 Base Market Value is adjusted when there is a change in current Market Value, using the following formula:

$$\text{New KOSPI 200 Base Market Value} = \text{Old Market Value} \times \frac{\text{Current Market Value on the day before the } \textit{change} \; + \; - \; \text{Amount of change in the current Market } \textit{Value}}{\text{Current Market Value on the day before the change}}$$

The KOSPI Committee is charged with reviewing matters relating to calculation and management of the KOSPI 200 Index. The KOSPI Committee is composed of 10 members who are chosen as representatives of institutional investors and securities related institutions, legal and accounting professions, and professors and researchers. The KOSPI Committee is responsible for matters relating to the calculation method of the KOSPI 200 Index; matters relating to selection and realignment of KOSPI 200 Constituent Stocks; matters relating to establishment, amendment and abolishment of the criteria for selection of KOSPI 200 Constituent Stocks; and any other matters that are requested by the chief executive officer of the KSE.

Regular meetings of the KOSPI Committee are held in May of each year for the purpose of realigning the Constituent Stocks, but a special meeting can be called if need arises.

Although KSE currently employs the above methodology to calculate the KOSPI 200 Index, we cannot assure you that KSE will not modify or change this methodology in a manner that may affect the return on your investment.

License Agreement with the Korean Stock Exchange

We have been granted by KSE a non-transferable, non-exclusive license to use the KOSPI 200 Index as a component of the securities and refer to the KOSPI 200 Index in connection with the marketing and promotion of securities and in connection with making such disclosure about the securities. We acknowledge that the KOSPI 200 Index is selected, compiled, coordinated, arranged and prepared by KSE, respectively, through the application of methods and standards of judgment used and developed through the expenditure of considerable work, time and money by KSE. We acknowledge that KOSPI 200 Index and the KOSPI marks are the exclusive property of KSE, that KSE has and retains all property rights therein (including, but not limited to trademarks and copyrights) and that the KOSPI 200 Index and its compilation and composition and changes therein are in the complete control and sole discretion of KSE.

The securities are not sponsored, endorsed, sold or promoted by KSE. KSE makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the KOSPI Indexes to track general stock market performance. KSE's only relationship to the Licensee is the licensing of certain trademarks and trade names of KSE and of the KOSPI Indexes which is determined, composed and calculated by KSE without regard to the Licensee or the securities. KSE has no obligation to take the needs of the Licensee or the owners of the securities into consideration in determining, composing or calculating the KOSPI Indexes. KSE is not responsible for and has not participated in the determination of the prices and amount of the securities or the timing of the issuance or sale of the securities or in the determination or calculation of the equation by which the securities are to be converted into cash. KSE has no obligation or liability in connection with the administration, marketing or trading of the securities.

KSE DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE KOSPI INDEXES OR ANY DATA INCLUDED THEREIN AND KSE SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. KSE MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, OWNERS OF THE SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE KOSPI INDEXES OR ANY DATA INCLUDED THEREIN. KSE MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE KOSPI INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL KSE HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

KOSPI" and "KOSPI 200" are trademarks/servicemarks of the Korea Stock Exchange and have been licensed for use by Deutsche Bank AG.

MSCI SINGAPORE INDEX

We have derived all information contained in this product supplement regarding the MSCI Singapore Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI. The MSCI Singapore Index is calculated, maintained and published by MSCI. We make no representation or warranty as to the accuracy or completeness of such information.

The MSCI Singapore Index is reported by Bloomberg Financial Markets under the ticker symbol "SGY."

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Singapore Index. The current MSCI Standard Indices are transitioning to the new Global Investable Market Indices methodology. During the transition period, MSCI will publish the MSCI Provisional Standard Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard and Standard Indices have been implemented. All companies in the Provisional Standard Index not in the Standard Index were added to the Standard Index at half of their free float-adjusted market capitalization, and companies previously in the Standard Index and not in the Provisional Standard Index had half of their free float-adjusted market capitalization removed. The "MSCI Singapore Index Selection Criteria," "MSCI Singapore Index Calculation," and "MSCI Singapore Index Maintenance" sections below are based on the existing index methodology and do not reflect the new Global Investable Market Indices methodology. For additional information regarding the transition process, please see the "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" below.

MSCI Singapore Index Selection Criteria

MSCI targets an 85% free float adjusted market representation level within each industry group in Singapore. The security selection process within each industry group is based on analysis of the following:

- Each company's business activities and the diversification that its securities would bring to the index.

- The size of the securities based on free float adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizable securities in an industry group. In addition, securities that do not meet the minimum size guidelines are not considered for inclusion. Though the following limits are subject to revision, as of the date of this product supplement, a security will be eligible for inclusion in the MSCI Singapore Index if it achieves a free float adjusted market capitalization of U.S.$250 million and will be eligible for deletion if such capitalization falls below U.S.$125 million as of the yearly review. If, however, the free float adjusted market capitalization level falls significantly below the free float adjusted market capitalization level for deletions prior to a yearly review, for example during a quarterly review, then the security may be deleted prior to such yearly review.

- The liquidity of the securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. In addition, securities that have inadequate liquidity are not considered for inclusion. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Singapore Index but considers each stock's relative standing within Singapore and between cycles. A useful measure to compare liquidity within the same market is the Annualized Traded Value Ratio ("ATVR"), which screens out extreme daily trading volumes and takes into account the difference in market capitalization size. The ATVR Ratio of each security is calculated via the following 3-step process:

  - First, monthly median traded values are computed using the daily median traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The daily median traded value is the median of the daily traded values in a given month.

  - Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float adjusted security market capitalization at the end of the month.

  - Third, the ATVR is obtained by multiplying the average of the monthly median trade value ratios of the previous 12 months—or the number of months for which this data is available—by 12.

Only securities of companies with an estimated overall or security free float greater than 15% are generally considered for inclusion in the MSCI Singapore Index.

For securities not subject to foreign ownership limitations, the free float of a security is estimated as its total number of shares outstanding less shareholdings classified as strategic and/or non-free float. For securities subject to foreign ownership limitations, the estimated free float available to foreign investors is equal to the lesser of (a) the total number of shares outstanding less shareholdings classified as strategic or non-free float and (b) foreign ownership limitation adjusted for non-free float stakes held by foreign investors.

MSCI free float adjusts the market capitalization of each security using an adjustment factor referred to as the Foreign Inclusion Factor ("FIF"). Securities not subject to foreign ownership limitations have a FIF equal to (a) the estimated free float, rounded up to the closest 5%, if the securities have a free float greater than 15% or (b) the estimated free float, rounded to the closest 1%, if the securities have a free float less than 15%. For securities subject to foreign ownership limitations, the FIF is equal to the lesser of (a) the estimated free float available to foreign investors (i) rounded up to the closest 5%, if the free float is greater than 15% or (ii) rounded to the closest 1%, if the free float is less than 15% and (b) foreign ownership limitation rounded to the closest 1%.

The free float adjusted market capitalization of a security is calculated as the product of the FIF and the security's full market capitalization.

MSCI Singapore Index Calculation

The MSCI Singapore Index is computed generally by multiplying the previous day's index level by the free float adjusted market capitalization level of each share in the MSCI Singapore Index on the prior day divided by the free float adjusted market capitalization level of each share in the MSCI Singapore Index on the current day. The numerator is adjusted market capitalization, but the denominator is unadjusted, meaning that the price adjustment factor is applied to the numerator, but not to the denominator.

MSCI Singapore Index Maintenance

There are three broad categories of MSCI Singapore Index maintenance:

- An annual full country index review that reassesses the various dimensions of the equity universe in Singapore;

- Quarterly index reviews, aimed at promptly reflecting other significant market events; and

- Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

During the annual review, additions or deletions of securities are made (i) following the re-appraisal of the free float adjusted industry group representation within a country relative to an 85% target, (ii) following an update of the minimum size guidelines for additions and deletions and (iii) based on a company's and/or security's free float of less than 15% that has decreased in size in terms of free float adjusted market capitalization due to reduction in free float or due to performance and that no longer meet certain criteria.

During a quarterly index review, securities may be added to or deleted from the MSCI Singapore Index for a variety of reasons, including the following:

- Additions or deletions of securities, due to one or more industry groups having become significantly over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

- Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float and relaxation/removal or decreases of foreign ownership limits not implemented immediately.

- Additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering.

- Replacement of companies which are no longer suitable industry representatives.

- Deletion of securities whose issuing company and/or security free float has fallen to less than 15% and which do not meet certain criteria.

- Deletion of securities that have become very small or illiquid.

- Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement with Morgan Stanley Capital International Inc.

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Singapore Index, which is owned and published by MSCI, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the MSCI Singapore Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of MSCI Singapore Index which index is determined, composed and calculated by MSCI without regard to the issuer of these securities. MSCI has no obligation to take the needs of the issuer of these securities or the owners of these securities into consideration in determining, composing or calculating the MSCI Singapore Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. Neither MSCI nor any other party has an obligation or liability to owners of these securities in connection with the administration, marketing or trading of the securities.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF OR THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The foregoing disclaimers and limitations of liability in no way modify or limit any disclaimers or limitations of liability that the issuer may make elsewhere in this product supplement or the accompanying pricing supplement or prospectus or otherwise to prospective or actual purchasers of or investors in the securities.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark in any manner of endorsement without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

"MSCI Singapore Index^{SM}" is a service mark of MSCI and have been licensed for use by Morgan Stanley. The securities are not sponsored, endorsed, sold or promoted by MSCI and MSCI makes no representation regarding the advisability of investing in the leveraged index-linked securities.

MSCI TAIWAN INDEX^{SM}

We have derived all information regarding the MSCI Taiwan Index ("MSCI Taiwan Index") contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, Morgan Stanley Capital International Inc. ("MSCI"). The MSCI Taiwan Index is calculated, maintained and published by MSCI. We make no representation or warranty as to the accuracy or completeness of such information.

The MSCI Taiwan Index is a free float adjusted market capitalization index of securities listed on the Taiwan Stock Exchange. The MSCI Taiwan Index is reported by Bloomberg Financial Markets under the ticker symbol "TWY."

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Taiwan Index. The current MSCI Standard Indices are transitioning to the new Global Investable Market Indices methodology. During the transition period, MSCI will publish the MSCI Provisional Standard Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard and Standard Indices have been implemented. All companies in the Provisional Standard Index not in the Standard Index were added to the Standard Index at half of their free float-adjusted market capitalization, and companies previously in the Standard Index and not in the Provisional Standard Index had half of their free float-adjusted market capitalization removed. The "MSCI Taiwan Index Selection Criteria," "MSCI Taiwan Index Calculation," and "MSCI Taiwan Index Maintenance" sections below are based on the existing index methodology and do not reflect the new Global Investable Market Indices methodology. For additional information regarding the transition process, please see the "Supplemental Information — Transition of the MSCI Indices to a New Index Methodology" below.

Selection Criteria

MSCI targets an 85% free float adjusted market representation level within each industry group in Taiwan. The security selection process within each industry group is based on analysis of the following:

- Each company's business activities and the diversification that its securities would bring to the index.

- The size of the securities based on free float adjusted market capitalization. All other things being equal, MSCI targets for inclusion the most sizable securities in an industry group. In addition, securities that do not meet the minimum size guidelines are not considered for inclusion. Though the following limits are subject to revision, as of the date of this product supplement, a security will be eligible for inclusion in the MSCI Taiwan Index if it achieves a free float adjusted market capitalization of U.S.$450 million and will be eligible for deletion if such capitalization falls below U.S.$225 million as of the yearly review. If, however, the free float adjusted market capitalization level falls significantly below the free float adjusted market capitalization level for deletions prior to a yearly review, for example during a quarterly review, then the security may be deleted prior to such yearly review.

- The liquidity of the securities. All other things being equal, MSCI targets for inclusion the most liquid securities in an industry group. In addition, securities that have inadequate liquidity are not considered for inclusion. MSCI does not define absolute minimum or maximum liquidity levels for stock inclusion or exclusion from the MSCI Taiwan Index but considers each stock's relative standing within Taiwan and between cycles. A useful measure to compare liquidity within the same market is the Annualized Traded Value Ratio ("ATVR"), which screens out extreme daily trading volumes and takes into account the difference in market capitalization size. The ATVR Ratio of each security is calculated via the following 3-step process:

- First, monthly median traded values are computed using the daily median traded value, multiplied by the number of days in the month that the security traded. The daily traded value of a security is equal to the number of shares traded during the day, multiplied by the closing price of that security. The daily median traded value is the median of the daily traded values in a given month.

- Second, the monthly median traded value ratio is obtained by dividing the monthly median traded value of a security by its free float adjusted security market capitalization at the end of the month.

- Third, the ATVR is obtained by multiplying the average of the monthly median trade value ratios of the previous 12 months—or the number of months for which this data is available—by 12.

Only securities of companies with an estimated overall or security free float greater than 15% are generally considered for inclusion in the MSCI Taiwan Index.

For securities not subject to foreign ownership limitations, the free float of a security is estimated as its total number of shares outstanding less shareholdings classified as strategic and/or non-free float. For securities subject to foreign ownership limitations, the estimated free float available to foreign investors is equal to the lesser of (a) the total number of shares outstanding less shareholdings classified as strategic or non-free float and (b) foreign ownership limitation adjusted for non-free float stakes held by foreign investors.

MSCI free float adjusts the market capitalization of each security using an adjustment factor referred to as the Foreign Inclusion Factor ("FIF"). Securities not subject to foreign ownership limitations have a FIF equal to (a) the estimated free float, rounded up to the closest 5%, if the securities have a free float greater than 15% or (b) the estimated free float, rounded to the closest 1%, if the securities have a free float less than 15%. For securities subject to foreign ownership limitations, the FIF is equal to the lesser of (a) the estimated free float available to foreign investors (i) rounded up to the closest 5%, if the free float is greater than 15% or (ii) rounded to the closest 1%, if the free float is less than 15% and (b) foreign ownership limitation rounded to the closest 1%.

The free float adjusted market capitalization of a security is calculated as the product of the FIF and the security's full market capitalization.

Index Calculation

The MSCI Taiwan Index is computed generally by multiplying the previous day's index level by the free float adjusted market capitalization level of each share in the MSCI Taiwan Index on the prior day divided by the free float adjusted market capitalization level of each share in the MSCI Taiwan Index on the current day. The numerator is adjusted market capitalization, but the denominator is unadjusted, meaning that the price adjustment factor is applied to the numerator, but not to the denominator.

Maintenance of the MSCI Taiwan Index

There are three broad categories of MSCI Taiwan Index maintenance:

- An annual full country index review that reassesses the various dimensions of the equity universe in Taiwan;

- Quarterly index reviews, aimed at promptly reflecting other significant market events; and

- Ongoing event-related changes, such as mergers and acquisitions, which are generally implemented in the index rapidly as they occur.

During the annual review, additions or deletions of securities are made (i) following the re-appraisal of the free float adjusted industry group representation within a country relative to an 85% target, (ii) following an update of the minimum size guidelines for additions and deletions and (iii) based on a company's and/or security's free float of less than 15% that has decreased in size in terms of free float adjusted market capitalization due to reduction in free float or due to performance and that no longer meet certain criteria.

During a quarterly index review, securities may be added to or deleted from the MSCI Taiwan Index for a variety of reasons, including the following:

- Additions or deletions of securities, due to one or more industry groups having become significantly over- or under-represented as a result of mergers, acquisitions, restructuring and other major market events affecting that industry group.

- Additions or deletions resulting from changes in industry classification, significant increases or decreases in free float and relaxation/removal or decreases of foreign ownership limits not implemented immediately.

- Additions of large companies that did not meet the minimum size criterion for early inclusion at the time of their initial public offering or secondary offering.

- Replacement of companies which are no longer suitable industry representatives.

- Deletion of securities whose issuing company and/or security free float has fallen to less than 15% and which do not meet certain criteria.

- Deletion of securities that have become very small or illiquid.

- Replacement of securities (additions or deletions) resulting from the review of price source for constituents with both domestic and foreign board quotations.

License Agreement with MSCI

We have entered into an agreement with MSCI providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the MSCI Taiwan Index, which is owned and published by MSCI, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by MSCI. Neither MSCI nor any other party makes any representation or warranty, express or implied to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the MSCI Taiwan Index to track general stock market performance. MSCI is the licensor of certain trademarks, service marks and trade names of MSCI and of MSCI Taiwan Index which index is determined, composed and calculated by MSCI without regard to the issuer of these securities. MSCI has no obligation to take the needs of the issuer of these securities or the owners of these securities into consideration in determining, composing or calculating the MSCI Taiwan Index. MSCI is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. Neither MSCI nor any other party has an obligation or liability to owners of these securities in connection with the administration, marketing or trading of the securities.

ALTHOUGH MSCI SHALL OBTAIN INFORMATION FOR INCLUSION IN OR FOR USE IN THE CALCULATION OF THE MSCI INDEXES FROM SOURCES THAT MSCI CONSIDERS RELIABLE, NEITHER MSCI NOR ANY OTHER PARTY GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF ANY MSCI INDEX OR ANY DATA INCLUDED THEREIN. NEITHER MSCI NOR ANY OTHER PARTY MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY LICENSEE, LICENSEE'S CUSTOMERS AND COUNTERPARTIES, OWNERS OF OR THE PRODUCTS, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDEXES OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED HEREUNDER OR FOR ANY OTHER USE. NEITHER MORGAN STANLEY NOR ANY OTHER PARTY MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND MSCI HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE WITH RESPECT TO THE INDEXES OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL MSCI OR ANY OTHER PARTY HAVE LIABILITY FOR ANY DIRECT, INDIRECT, SPECIAL, PUNITIVE, CONSEQUENTIAL OR ANY OTHER DAMAGES (INCLUDING LOST PROFITS) EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The foregoing disclaimers and limitations of liability in no way modify or limit any disclaimers or limitations of liability that the issuer may make elsewhere in this product supplement or the accompanying pricing supplement or prospectus or otherwise to prospective or actual purchasers of or investors in the securities.

No purchaser, seller or holder of this security, or any other person or entity, should use or refer to any MSCI trade name, trademark or service mark in any manner of endorsement without first contacting MSCI to determine whether MSCI's permission is required. Under no circumstances may any person or entity claim any affiliation with MSCI without the prior written permission of MSCI.

"MSCI Taiwan Index^{SM}" is a service mark of MSCI and has been licensed for use by Deutsche Bank AG. The securities are not sponsored, endorsed, sold or promoted by MSCI and MSCI makes no representation regarding the advisability of investing in the securities.

NIKKEI 225 INDEX

We have derived all information regarding the Nikkei 225 Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by Nikkei Inc. The Nikkei 225 Index was developed by, and is calculated, maintained and published by Nikkei Inc., which we refer to as NIKKEI. We make no representation or warranty as to the accuracy or completeness of such information. Nikkei Inc. has no obligation to continue to publish, and may discontinue publication of, the Nikkei 225 Index.

The Nikkei 225 Index currently is based on 225 underlying stocks (the "Nikkei Underlying Stocks") trading on the Tokyo Stock Exchange (the "TSE") representing a broad cross-section of

Japanese industries. Stocks listed in the First Section of the TSE are among the most actively traded stocks on the TSE. All 225 Nikkei Underlying Stocks are stocks listed in the First Section of the TSE. NIKKEI rules require that the 75 most liquid issues (one-third of the component count of the Nikkei 225 Index) be included in the Nikkei 225 Index. NIKKEI first calculated and published the Nikkei 225 Index in 1970.

The 225 companies included in the Nikkei 225 Index are divided into six sector categories: Technology, Financials, Consumer Goods, Materials, Capital Goods/Others and Transportation and Utilities. These six sector categories are further divided into 36 industrial classifications as follows:

Technology — Pharmaceuticals, Electrical machinery, Automobiles, Precision machinery, Telecommunications

Financials — Banks, Miscellaneous finance, Securities, Insurance

Consumer Goods — Marine products, Food, Retail, Services

Materials — Mining, Textiles, Paper & pulp, Chemicals, Oil, Rubber, Ceramics, Steel, Nonferrous metals, Trading House

Capital Goods/Others — Construction, Machinery, Shipbuilding, Transportation equipment, Miscellaneous manufacturing, Real estate

Transportation and Utilities — Railroads & Buses, Trucking, Shipping, Airlines, Warehousing, Electric power, Gas

The Nikkei 225 Index is a modified, price-weighted index (i.e., a Nikkei Underlying Stock's weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each Nikkei Underlying Stock by the corresponding weighting factor for such Nikkei Underlying Stock (a "Weight Factor"), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the "Nikkei Divisor"). The Nikkei Divisor was initially set at 225 for the date of May 16, 1949 using historical numbers from May 16, 1949, the date on which the Tokyo Stock Exchange was reopened. The Nikkei Divisor is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant Nikkei Underlying Stock, so that the share price of each Nikkei Underlying Stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Index are those reported by a primary market for the Nikkei Underlying Stocks (currently the TSE). The level of the Nikkei 225 Index is calculated once per minute during TSE trading hours.

In order to maintain continuity in the Nikkei 225 Index in the event of certain changes due to non-market factors affecting the Nikkei Underlying Stocks, such as the addition or deletion of stocks, substitution of stocks, stock splits or distributions of assets to stockholders, the Nikkei Divisor used in calculating the Nikkei 225 Index is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Index. Thereafter, the Nikkei Divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any Nikkei Underlying Stock, the Nikkei Divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new Nikkei Divisor (i.e., the level of the Nikkei 225 Index immediately after such change) will equal the level of the Nikkei 225 Index immediately prior to the change.

A Nikkei Underlying Stock may be deleted or added by NIKKEI. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the Nikkei Underlying Stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the "Seiri-Post" because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. In addition, a component stock transferred to the "Kanri-Post" (Posts for stocks under supervision) is in principle a candidate for deletion. Nikkei Underlying Stocks with relatively low liquidity, based on trading value and rate of price fluctuation over the past five years, may be deleted by NIKKEI. Upon deletion of a stock from the Nikkei Underlying Stocks, NIKKEI will select a replacement for such deleted Nikkei Underlying Stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NIKKEI to be representative of a market may be added to the Nikkei Underlying Stocks. In such a case, an existing Nikkei Underlying Stock with low trading volume and deemed not to be representative of a market will be deleted by NIKKEI.

A list of the issuers of the Nikkei Underlying Stocks constituting Nikkei 225 Index is available from the Nikkei Economic Electronic Databank System and from the Stock Market Indices Data Book published by NIKKEI. NIKKEI may delete, add or substitute any stock underlying the Nikkei 225 Index.

License Agreement with NIKKEI

We have derived all information regarding the Nikkei 225 Index contained in this product supplement, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, NIKKEI. The Nikkei 225 Index is calculated, maintained and published by NIKKEI. We make no representation or warranty as to the accuracy or completeness of such information.

The Nikkei 225 Index is an intellectual property of Nikkei Inc. Nikkei Inc. was formerly known as Nihon Keizai Shimbun, Inc. The name was changed on January 1, 2007. "Nikkei," "Nikkei 225" and "Nikkei Stock Average" are the service marks of Nikkei Inc. Nikkei Inc. reserves all the rights, including copyright, to the index. Nikkei Digital Media, Inc., a wholly-owned subsidiary of Nikkei Inc., calculates and disseminates the Nikkei 225 Index under exclusive agreement with Nikkei Inc. Nikkei Inc. and Nikkei Digital Media Inc. are collectively referred to as the "Nikkei 225 Index Sponsor."

The securities are not in any way sponsored, endorsed or promoted by the Nikkei 225 Index Sponsor. The Nikkei 225 Index Sponsor does not make any warranty or representation whatsoever, express or implied, either as to the results to be obtained as to the use of the Nikkei 225 Index or the figure as which the Index stands at any particular day or otherwise. The Nikkei 225 Index is compiled and calculated solely by the Nikkei 225 Index Sponsor. However, the Nikkei 225 Index Sponsor shall not be liable to any person for any error in the Nikkei 225 Index and the Nikkei 225 Index Sponsor shall not be under any obligation to advise any person, including a purchase or vendor of the securities, of any error therein.

In addition, the Nikkei 225 Index Sponsor gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Index and is under no obligation to continue the calculation, publication and dissemination of the Nikkei 225 Index.

RUSSELL 2000® INDEX

The Russell 2000® Index is an index calculated, published and disseminated by Frank Russell Company, and measures the composite price performance of stocks of 2,000 companies (the "Russell 2000 Component Stocks") incorporated in the U.S. and its territories. Deutsche Bank AG obtained all information contained in this product supplement regarding the Russell 2000 Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, Frank Russell Company. Deutsche Bank AG makes no representation or warranty as to the accuracy or completeness of any information relating to the Russell 2000 Index. Frank Russell Company is under no obligation to continue to publish the Russell 2000 Index and may discontinue publication of the Russell 2000 Index at any time.

All 2,000 stocks are traded on either the NYSE or the AMEX or in the over-the-counter market and are the 2,000 smallest securities that form the Russell 3000® Index. The Russell 3000 Index is composed of the 3,000 largest U.S. companies as determined by market capitalization and represents approximately 98% of the U.S. equity market. The Russell 2000 Index consists of the smallest 2,000 companies included in the Russell 3000 Index and represents a small portion of the total market capitalization of the Russell 3000 Index. The Russell 2000 Index is designed to track the performance of the small capitalization segment of the U.S. equity market.

Selection of stocks underlying the Russell 2000 Index

The Russell 2000 Index is a sub-group of the Russell 3000 Index. To be eligible for inclusion in the Russell 3000 Index, and, consequently, the Russell 2000 Index, a company's stocks must be listed on May 31 of a given year and Frank Russell Company must have access to documentation verifying the company's eligibility for inclusion. Beginning September 2004, eligible initial public offerings are added to Russell U.S. Indices at the end of each calendar quarter, based on total market capitalization rankings within the market-adjusted capitalization breaks established during the most recent reconstitution. To be added to any Russell U.S. index during a quarter outside of reconstitution, initial public offerings must meet additional eligibility criteria.

Only common stocks belonging to corporations incorporated in the U.S. and its territories are eligible for inclusion in the Russell 3000 Index and, consequently, the Russell 2000 Index. The following securities are specifically excluded from the Russell 2000 Index: (i) stocks traded on U.S. exchanges but incorporated in other countries; (ii) preferred and convertible preferred stock, redeemable shares, participating preferred stock, warrants, rights and trust receipts; (iii) royalty trusts, limited liability companies, closed-end investment companies and limited partnerships and (iv) bulletin board, pink sheets or over-the-counter traded securities. In addition, Berkshire Hathaway is excluded as a special exception due to its similarity to a mutual fund and lack of liquidity.

The primary criteria used to determine the initial list of securities eligible for the Russell 3000 Index is total market capitalization, which is defined as the price of the shares times the total number of available shares. All common stock share classes are combined in determining market capitalization. If multiple share classes have been combined, the price of the primary vehicle (usually the most liquid) is used in the calculations. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. Stocks must trade at or above $1.00 on May 31 of each year to be eligible for inclusion in the Russell 2000 Index. However, if a stock falls below $1.00 intra-year, it will not be removed until the next reconstitution if it is still trading below $1.00.

The Russell 2000 Index is reconstituted annually to reflect changes in the marketplace. The list of companies is ranked based on May 31 total market capitalization, with the actual reconstitution effective on the first trading day following the final Friday of June each year. Changes in the constituents are preannounced and subject to change if any corporate activity occurs or if any new information is received prior to release.

Capitalization Adjustments

As a capitalization-weighted index, the Russell 2000 Index reflects changes in the capitalization, or market value, of the Russell 2000 Component Stocks relative to the capitalization on a base date. The current Russell 2000 Index value is calculated by adding the market values of the Russell 2000 Index's Russell 2000 Component Stocks, which are derived by multiplying the price of each stock by the number of available shares, to arrive at the total market capitalization of the 2,000 stocks. The total market capitalization is then divided by a divisor, which represents the "adjusted" capitalization of the Russell 2000 Index on the base date of December 31, 1986. To calculate the Russell 2000 Index, last sale prices will be used for exchange-traded stocks. If a component stock is not open for trading, the most recently traded price for that security will be used in calculating the Russell 2000 Index. In order to provide continuity for the Russell 2000 Index's value, the divisor is adjusted periodically to reflect events including changes in the number of common shares outstanding for Russell 2000 Component Stocks, company additions or deletions, corporate restructurings and other capitalization changes.

Available shares are assumed to be shares available for trading. Exclusion of capitalization held by other listed companies and large holdings of private investors (10% or more) is based on information recorded in corporate filings with the Securities and Exchange Commission. Other sources are used in cases of missing or questionable data.

The following types of shares are considered unavailable for the purposes of capitalization determinations:

ESOP or LESOP shares — corporations that have Employee Stock Ownership Plans that comprise 10% or more of the shares outstanding are adjusted;

Corporate cross-owned shares — when shares of a company in the index are held by another company also in the index, this is considered corporate cross-ownership. Any percentage held in this class will be adjusted;

Large private and corporate shares — large private and corporate holdings are defined as those shares held by an individual, a group of individuals acting together or a corporation not in the index that own 10% or more of the shares outstanding. However, not to be included in this class are institutional holdings, which are: investment companies, partnerships, insurance companies, mutual funds, banks or venture capitals;

Unlisted share classes — classes of common stock that are not traded on a U.S. securities exchange; and

Initial public offering lock-ups — shares locked-up during an initial public offering are not available to the public and will be excluded from the market value at the time the initial public offering enters the index.

Corporate Actions Affecting the Russell 2000 Index

The following summarizes the types of Russell 2000 Index maintenance adjustments and indicates whether or not an index adjustment is required:

"No Replacement" Rule — Securities that leave the Russell 2000 Index, between reconstitution dates, for any reason (e.g., mergers, acquisitions or other similar corporate activity) are not replaced. Thus, the number of securities in the Russell 2000 Index over the past year will fluctuate according to corporate activity.

Rule for Deletions — When a stock is acquired, delisted, or moves to the pink sheets or bulletin boards on the floor of a U.S. securities exchange, the stock is deleted from the index at the close on the effective date or when the stock is no longer trading on the exchange. When deleting stocks from the Russell 2000 Index as a result of exchange de-listing or reconstitution, the price used will be the market price on the day of deletion, including potentially the OTC bulletin board price. Previously, prices used to reflect de-listed stocks were the last traded price on the primary exchange. Exceptions exist for certain corporate events, like mergers or acquisitions, that result in the lack of current market price for the deleted security and in such an instance the latest primary exchange closing price available will be used.

When acquisitions or mergers take place within the Russell 2000 Index, the stock's capitalization moves to the acquiring stock, hence, mergers have no effect on the index total capitalization. Shares are updated for the acquiring stock at the time the transaction is final.

Rule for Additions — The only additions between reconstitution dates are as a result of spin-offs and initial public offerings. Spin-off companies are added to the parent company's index and capitalization tier of membership, if the spin-off is large enough. To be eligible, the spun-off company's total market capitalization must be greater than the market-adjusted total market capitalization of the smallest security in the Russell 2000 Index at the latest reconstitution.

Rule for Corporate Action-Driven Changes — Beginning April 1, 2003 changes resulting from corporate actions generally are applied at the open of the ex-date using the previous day's closing prices. For reclassification of shares, mergers and acquisitions, spin-offs or reorganizations, adjustments will be made at the open of the ex-date using previous day closing prices. For re-incorporations and exchange delisting, deleted entities will be removed at the open on the day following re-incorporation or delisting using previous day closing prices (including OTC prices for delisted stocks).

Updates to Share Capital Affecting the Russell 2000 Index

Each month, the Russell 2000 Index is updated for changes to shares outstanding as companies report changes in share capital to the Securities and Exchange Commission. Effective April 30, 2002, only cumulative changes to shares outstanding greater than 5% will be reflected in the Russell 2000 Index. This does not affect treatment of major corporate events, which are effective on the ex-date.

Pricing of Securities Included in the Russell 2000 Index

Effective on January 1, 2002, primary exchange closing prices are used in the daily index calculations. FT Interactive data is used as the primary source for U.S. security prices, income, and total shares outstanding. Prior to January 1, 2002, composite closing prices, which are the last trade price on any U.S. exchange, were used in the daily index calculations.

License Agreement with Frank Russell Company

Frank Russell Company and Deutsche Bank AG have entered into a non-exclusive license agreement providing for the license to Deutsche Bank AG, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use the Russell 2000 Index, which is owned and published by Frank Russell Company, in connection with securities, including the securities.

The license agreement between Frank Russell Company and Deutsche Bank AG provides that the following language must be set forth in this product supplement:

The securities are not sponsored, endorsed, sold or promoted by Frank Russell Company. Frank Russell Company makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the Russell 2000 Index to track general stock market performance or a segment of the same. Frank Russell Company's publication of the Russell 2000 Index in no way suggests or implies an opinion by Frank Russell Company as to the advisability of investment in any or all of the securities upon which the Russell 2000 Index is based. Frank Russell Company's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of Frank Russell Company and of the Russell 2000 Index, which is determined, composed and calculated by Frank Russell Company without regard to Deutsche Bank AG or the securities. Frank Russell Company is not responsible for and has not reviewed the securities nor any associated literature or publications and Frank Russell Company makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Frank Russell Company reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Russell 2000 Index. Frank Russell Company has no obligation or liability in connection with the administration, marketing or trading of the securities.

FRANK RUSSELL COMPANY DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN AND FRANK RUSSELL COMPANY SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. FRANK RUSSELL COMPANY MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, INVESTORS, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. FRANK RUSSELL COMPANY MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE RUSSELL 2000 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL FRANK RUSSELL COMPANY HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

The "Russell 2000® Index" is a trademark of Frank Russell Company and has been licensed for use by Deutsche Bank AG. The securities are not sponsored, endorsed, sold or promoted by Frank Russell Company and Frank Russell Company makes no representation regarding the advisability of investing in the securities.

S&P 500® INDEX

We have derived all information contained in this product supplement regarding the S&P 500® Index, including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information. Such information reflects the policies of, and is subject to change by, S&P. The S&P 500® Index was developed by S&P and is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P 500® Index is intended to provide a performance benchmark for the U.S. equity markets. The calculation of the level of the S&P 500® Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of 500 companies (the "S&P 500® Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. Historically, the "Market Value" of any S&P 500® Component Stock was calculated as the product of the market price per share and the number of the then outstanding shares of such S&P 500® Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on such exchange. S&P chooses companies for inclusion in the S&P 500® Index with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the company's common stock is widely-held and the Market Value and trading activity of the common stock of that company.

On March 21, 2005, S&P began to calculate the Index based on a half float-adjusted formula, and on September 16, 2005 the Index became fully float adjusted. S&P's criteria for selecting stocks for the Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (i.e., its Market Value).

Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P 500® Index moved half way to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P 500® Index on and after September 16, 2005 is 0.80.) The float-adjusted Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all 500 S&P 500® Component Stocks relative to the S&P 500® Index's base period of 1941-43 (the "Base Period").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the S&P 500® Component Stocks during the Base Period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total Market Value of the S&P 500® Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original Base Period level of the S&P 500® Index. The Index Divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P 500® Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the S&P 500® Index. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require Index Divisor adjustments.

The table below summarizes the types of the S&P 500® Index maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by 2*; Stock Price *divided by 2*	No
Share Issuance (*i.e.,* change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Divisor adjustment reflects increase in market cap measured as the shares issued *multiplied* by the price paid	Yes
Spinoffs	If the spun-off company is not added to the S&P 500® Index, then Index market value *minus* value of the spun-off unit	Yes
	If the spun-off company is added to the S&P 500® Index, no company is removed from the Index	No
	If the spun-off company is added to the S&P 500® Index, another company is removed to keep the number of names fixed, and the Index Divisor adjustment reflects the deletion	Yes

Stock splits and stock dividends do not affect the Index Divisor of the S&P 500® Index, because following a split or dividend both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the S&P 500® Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the S&P 500® Component Stock and consequently of altering the aggregate Market Value of the S&P 500® Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P 500® Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected S&P 500® Component Stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P 500® Index companies. Four times a year, on a Friday close to the end of each calendar quarter, the share totals of companies in the S&P 500® Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the Index. In addition, any changes over 5% in the current common shares outstanding for the Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

License Agreement with S&P

We have entered into an agreement with S&P providing us and certain of our affiliates or subsidiaries identified in that agreement with a non-exclusive license and, for a fee, with the right to use the S&P 500® Index, which is owned and published by S&P, in connection with certain securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly, or the ability of the S&P 500® Index to track general stock market performance. S&P's only relationship to Deutsche Bank AG is the licensing of certain trademarks and trade names of S&P without regard to Deutsche Bank AG or the securities. S&P has no obligation to take the needs of Deutsche Bank AG or the holders of the securities into consideration in determining, composing or calculating the S&P 500® Index. S&P is not responsible for and has not participated in the determination of the timing, price or quantity of the securities to be issued or in the determination or calculation of the amount due at maturity of the securities. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE SECURITIES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P

HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"STANDARD & POOR'S", "S&P", "S&P 500" AND "500" ARE TRADEMARKS OF THE MCGRAW-HILL COMPANIES, INC. AND HAVE BEEN LICENSED FOR USE BY DEUTSCHE BANK AG. THIS TRANSACTION IS NOT SPONSORED, ENDORSED, SOLD OR PROMOTED BY S&P AND S&P MAKES NO REPRESENTATION REGARDING THE ADVISABILITY OF PURCHASING ANY OF THE SECURITIES.

THE S&P COMPOSITE 1500 HOMEBUILDING INDEX

We have derived all information regarding the S&P Composite 1500 Homebuilding Index (the "S&P Homebuilding Index") contained in this product supplement including, without limitation, its make-up, method of calculation and changes in its components, from publicly available information and information provided by S&P). Such information reflects the policies of, and is subject to change by S&P. The S&P Composite 1500 Homebuilding Index is calculated, maintained and published by S&P. We make no representation or warranty as to the accuracy or completeness of such information.

The S&P Homebuilding Index is a float adjusted market capitalization-weighted index of common stocks of companies that are included in the S&P Composite 1500 Index and classified within the homebuilding sub-industry under the Global Industry Classification Standard ("**GICS®**"). If the issuer of a stock included in the S&P Homebuilding Index is reclassified into a different GICS® sub-industry, it will be removed from the S&P Homebuilding Index. Similarly, if a stock included in the S&P Homebuilding Index is removed from the S&P Composite 1500 Index for any reason, it will also be removed from the S&P Homebuilding Index. Finally, if the issuer of a stock included in the S&P Composite 1500 Index is reclassified into the GICS® homebuilding sub-industry, it will be added to the S&P Homebuilding Index.

All companies in the S&P Homebuilding Index are in the business of residential construction, including manufacturers of prefabricated houses and semi-fixed manufactured homes. The S&P Homebuilding Index was set to a base value of 100 on the base date of December 30, 1994.

Inclusion in the S&P Composite 1500 Index and the S&P Homebuilding Index

Companies that are included in the S&P Homebuilding Index must generally meet the inclusion requirements for the S&P Composite 1500 Index. The S&P Composite 1500 Index combines three other indices — the S&P 500 Index, the S&P MidCap 400 Index and the S&P SmallCap 600 Index (collectively, the "S&P Indices") to form a benchmark of the U.S. equity market. It covers, in total, approximately 85% of the U.S. market capitalization. The S&P Homebuilding Index, the S&P Indices and the S&P Composite 1500 Index are maintained with similar methodologies and rules, with variations only to account for differences in capitalization requirements among the three S&P Indices and the GICS® classification requirement for stocks included in the S&P Homebuilding Index.

In order to be included in the S&P Composite 1500 Index and thus the three S&P Indices and the S&P Homebuilding Index, the stock must meet the following criteria:

- the issuer of the stock must be a U.S. company (to determine whether an issuer is a U.S. company, S&P considers a number of factors, including the location of the company's operations, corporate structure, accounting standards and exchange listings);

- the issuer must have an unadjusted market capitalization must be $4.0 billion or more to be included in the S&P 500 Index, between $1 billion and $4.5 billion to be included in the S&P MidCap 400 Index, and between $300 million and $1.5 billion to be included in the S&P SmallCap 600 Index. The market capitalization requirements are reviewed periodically so as to ensure consistency with market standards;

- at least 50% of the issuer's market capitalization must be publicly floated;

- the sector representation for the three S&P Indices is periodically evaluated and updated based on activity in the U.S. economy. Updates to the sector representation for the component indices results in equivalent updates to the sector representation in the S&P Composite 1500 Index;

- the ratio of annual dollar value traded to market capitalization should be 0.3 or greater;

- the issuer must also be found to be financially viable by posting four consecutive quarters of positive as-reported earnings, where as-reported earnings are defined as GAAP Net Income, excluding discontinued operations and extraordinary items; and

- the issuer must also be an operating company — closed-end funds, holding companies, partnerships, investment vehicles and royalty trusts are not eligible; but real estate investment trusts are eligible.

A company can be removed from the three S&P Indices (and therefore the S&P Composite 1500 and the S&P Homebuilding Index) if it substantially violates one or more of the criteria for index inclusion, or if the company is involved in a merger, acquisition or restructuring such that it no longer meets the inclusion criteria.

Index Methodology and Calculation

The same methodology and rules that govern the operation of the three S&P Indices (and the S&P Composite 1500 Index) also govern the operation of the S&P Homebuilding Index.

The calculation of the level of the S&P Homebuilding Index (discussed below in further detail) is based on the relative value of the aggregate Market Value (as defined below) of the common stocks of the companies (the "Component Stocks") as of a particular time as compared to the aggregate average Market Value of the common stocks of fourteen similar companies as of the base date of December 30, 1994. Historically, the "Market Value" of any Component Stock was calculated as the product of the market price per share and the number of the then-outstanding shares of such Component Stock. As discussed below, on March 21, 2005, S&P began to use a new methodology to calculate the Market Value of the Component Stocks and on September 16, 2005, S&P completed its transition to the new calculation methodology.

On March 21, 2005, S&P began to calculate the S&P Homebuilding Index based on a half float-adjusted formula, and on September 16, 2005, the S&P Homebuilding Index became fully float-adjusted. S&P's criteria for selecting stocks for the S&P Homebuilding Index have not been changed by the shift to float adjustment. However, the adjustment affects each company's weight in the S&P Homebuilding Index (i.e., its Market Value).

Under float adjustment, the share counts used in calculating the indices reflect only those shares that are available to investors, rather than all of a company's outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

- holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

- holdings by government entities, including all levels of government in the United States or foreign countries; and

- holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P Homebuilding Index calculation. Mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. (On March 21, 2005, the S&P Homebuilding Index moved halfway to float adjustment, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P Homebuilding Index between March 21, 2005 and September 16, 2005 was 0.90. On September 16, 2005, S&P began to calculate the S&P Homebuilding Index on a fully float-adjusted basis, meaning that if a stock has an IWF of 0.80, the IWF used to calculate the S&P Homebuilding Index on and after September 16, 2005 is 0.80.) The float-adjusted S&P Homebuilding Index is calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the Index Divisor (as defined below). For companies with multiple classes of stock, S&P calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

As of the date of this product supplement, the S&P Homebuilding Index is calculated using a base-weighted aggregate methodology. The S&P Homebuilding Index level reflects the total Market Value of the component stocks, relative to the S&P Homebuilding Index's base date of December 30, 1994 (the "Base Date").

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total Market Value of the Component Stocks as of the Base Date has been set equal to an indexed value of 100. This is often indicated by the notation 12/30/94 = 100. In practice, the daily calculation of the S&P Homebuilding Index is computed by dividing the total Market Value of the Component Stocks by a number called the Index Divisor. By itself, the Index Divisor is an arbitrary number. However, in the context of the calculation of the S&P Homebuilding Index, it is the only link to the original Base Date level of the S&P Homebuilding Index. The Index Divisor keeps the S&P Homebuilding Index comparable over time and is the manipulation point for all adjustments to the S&P Homebuilding Index ("Index Maintenance").

Index Maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P Homebuilding Index from changing due to corporate actions, all corporate actions which affect the total Market Value of the S&P Homebuilding Index require an Index Divisor adjustment. By adjusting the Index Divisor for the change in total Market Value, the level of the S&P Homebuilding Index remains constant. This helps maintain the level of the S&P Homebuilding Index as an accurate barometer of stock market performance and ensures that the movement of the S&P Homebuilding Index does not reflect the corporate actions of individual companies in the S&P Homebuilding Index. All Index Divisor adjustments are made after the close of trading and after the calculation of the S&P Homebuilding Index Closing Level. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P Homebuilding Index and do not require Index Divisor adjustments.

The table below summarizes the types of Index Maintenance adjustments and indicates whether or not an Index Divisor adjustment is required.

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
Stock split (*e.g.*, 2-for-1)	Shares Outstanding *multiplied by 2*; Stock Price *divided by 2*	No
Share Issuance (*i.e.,* change ≥ 5%)	Shares Outstanding *plus* newly issued Shares	Yes
Share Repurchase (*i.e.*, change ≥ 5%)	Shares Outstanding *minus* Repurchased Shares	Yes
Special Cash Dividends	Share Price *minus* Special Dividend	Yes
Company Change	Add new company Market Value *minus* old company Market Value	Yes
Rights offering	Divisor adjustment reflects increase in market cap measured as the shares issued *multiplied* by the price paid	Yes
Spinoffs	If the spun-off company is not added to the S&P Homebuilding Index, then S&P Homebuilding Index market value *minus* value of the spun-off unit	Yes

Type of Corporate Action	Adjustment Factor	Divisor Adjustment Required
	If the spun-off company is added to the S&P Homebuilding Index, no company is removed from the Index	No
	If the spun-off company is added to the S&P Homebuilding Index, another company is removed to keep the number of names fixed, and the Index Divisor adjustment reflects the deletion	Yes

Stock splits and stock dividends do not affect the Index Divisor of the S&P Homebuilding Index, because following a split or dividend, both the stock price and number of shares outstanding are adjusted by S&P so that there is no change in the Market Value of the Component Stock. All stock split and dividend adjustments are made after the close of trading on the day before the ex-date.

Each of the corporate events exemplified in the table requiring an adjustment to the Index Divisor has the effect of altering the Market Value of the Component Stock and consequently of altering the aggregate Market Value of the Component Stocks (the "Post-Event Aggregate Market Value"). In order that the level of the S&P Homebuilding Index (the "Pre-Event Index Value") not be affected by the altered Market Value (whether increase or decrease) of the affected component stock, a new Index Divisor ("New Divisor") is derived as follows:

$$\frac{\text{Post-Event Aggregate Market Value}}{\text{New Divisor}} = \text{Pre-Event Index Value}$$

$$\text{New Divisor} = \frac{\text{Post-Event Aggregate Market Value}}{\text{Pre-Event Index Value}}$$

A large part of the Index Maintenance process involves tracking the changes in the number of shares outstanding of each of the S&P Homebuilding Index companies. Four times a year, on the third Friday of the last month of each calendar quarter, the share totals of companies in the S&P Homebuilding Index are updated as required by any changes in the number of shares outstanding. After the totals are updated, the Index Divisor is adjusted to compensate for the net change in the total Market Value of the S&P Homebuilding Index. In addition, any changes over 5% in the current common shares outstanding for the S&P Homebuilding Index companies are carefully reviewed on a weekly basis, and when appropriate, an immediate adjustment is made to the Index Divisor.

Background on GICS®

The GICS® is a global standard, developed jointly in 1999 by S&P and MSCI/Barra ("MSCI"), to categorize companies by their business. It currently consists of 10 sectors, 24 industry groups, 67 industries and 147 sub-industries, as part of a four-tiered, hierarchical classification system. Over 34,000 companies are classified under the GICS® methodology. Companies are classified according to their "principal business activity." Revenues are a significant factor in determining principal business activity, although earnings and market perception are also considered important. If a company's subsidiary files separate financials to its reporting government agency, then the subsidiary will be considered a separate entity and classified independently under the GICS® methodology.

A GICS® code will change whenever there is a major corporate action that redefines a company's primary line of business. At a minimum, companies are reviewed annually to ensure that they have not redefined their lines of business through a series of smaller events. The GICS® methodology and structure fall under the overall supervision of the GICS® Operations Committee, which consists of both members from S&P and MSCI.

The homebuilding sub-industry is classified under the household durables industry. The household durables industry is in turn classified under the consumer durables & apparel industry group, which is in turn located within the consumer discretionary sector. The consumer discretionary sector currently accounts for approximately 10.7% of the weight of the S&P Composite 1500 Index. The GICS® code for the homebuilding industry is 25201030.

License Agreement with S&P

We have entered into a non-exclusive license agreement with S&P providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the S&P Supercomposite Homebuilding Index, which is owned and published by S&P, in connection with securities, including the securities.

The securities are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the securities or any member of the public regarding the advisability of investing in securities generally or in the securities particularly or the ability of the S&P Supercomposite Homebuilding Index to track general stock market performance. S&P's only relationship to us is the licensing of certain trademarks and trade names of S&P and of the S&P Supercomposite Homebuilding Index, which is determined, composed and calculated by S&P without regard to us or the securities. S&P has no obligation to take our needs or the needs of holders of the securities into consideration in determining, composing or calculating the S&P Supercomposite Homebuilding Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the securities to be issued or in the determination or calculation of the equation by which the securities are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the securities.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P SUPERCOMPOSITE HOMEBUILDING INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY DEUTSCHE BANK AG, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P SUPERCOMPOSITE HOMEBUILDING INDEX OR ANY DATA INCLUDED THEREIN IN CONNECTION WITH THE RIGHTS LICENSED UNDER THE LICENSE AGREEMENT DESCRIBED HEREIN OR FOR ANY OTHER USE. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND HEREBY EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P SUPERCOMPOSITE HOMEBUILDING INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

"Standard & Poor's®," "S&P®," "Standard & Poor's Supercomposite Homebuilding Index are trademarks of Standard & Poor's Corporation and have been licensed for use by Deutsche Bank AG.

TOKYO STOCK PRICE INDEX

The Tokyo Stock Price Index (the "**TOPIX Index**") is published by Tokyo Stock Exchange, Inc. ("TSE"). Deutsche Bank AG has derived all information regarding the TOPIX Index, including its method of calculation, from publicly available sources, including the websites of the Tokyo Stock Exchange and other sources it believes to be reliable. Deutsche Bank AG makes no representation or warranty as to the accuracy or completeness of such information, nor incorporate any such information into this product supplement.

The TOPIX Index was developed by the TSE. Publication of the TOPIX Index began on July 1, 1969, based on a base index value of 100 as of January 4, 1968. The TOPIX Index is computed and published every 15 seconds via TSE's Market Information System, and is reported to securities companies across Japan and available worldwide through computerized information networks.

The component stocks of the TOPIX Index consist of all common domestic stocks listed on the First Section of the TSE which have an accumulative length of listing of at least six months. The TOPIX Index measures changes in the aggregate market value of these stocks. The TSE domestic stock market is divided into two sections: the First Section and the Second Section. Listings of stocks on the TSE are divided between these two sections, with stocks listed on the First Section typically being limited to larger, longer established and more actively traded issues and the Second Section to smaller and newly listed companies. The component stocks of the TOPIX Index are determined based on market capitalization and liquidity. Review and selection of component stocks is conducted semiannually, based on market data as of the base date for selection.

The TOPIX Index is a free float adjusted market capitalization weighted index, with the market price of each component stock multiplied by the number of shares listed (as adjusted by multiplying the Free-Float Weight ("FFW") to take into account only the listed shares deemed to be available for trading in the market). The TSE is responsible for calculating and maintaining the TOPIX Index, and can add, delete or substitute the stocks underlying the TOPIX Index or make other methodological changes that could change the value of the TOPIX Index. The underlying stocks may be removed, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the TOPIX Index if such stock ceases to meet the criteria for inclusion. Stocks listed on the Second Section of the TSE may be transferred to the First Section if they satisfy applicable criteria. Such criteria include numerical minimum values for number of shares listed, number of shareholders and average monthly trading volume, among others. Similarly, when a First Section stock falls within the coverage of TSE rules prescribing reassignment thereof to the Second Section, such stock will be removed from the First Section.

The TOPIX Index is not expressed in Japanese Yen, but is presented in terms of points (as a decimal figure) rounded off to the nearest one-hundredth. The TOPIX Index is calculated by multiplying 100 by the figure obtained by dividing the current free-float adjusted market value (the current market price per share at the time of the index calculation multiplied by the number of common shares listed on the First Section of the TSE at the same instance (as adjusted by multiplying the FFW)) (the "TOPIX Current Market Value") by the base market value (i.e., the TOPIX Current Market Value on the base date) (the "TOPIX Base Market Value").

The calculation of the TOPIX Index can be represented by the following formula:

$$\text{TOPIX Index} = \frac{\text{TOPIX Current Market Value}}{\text{TOPIX Base Market Value}} \times 1{,}000$$

In order to maintain continuity, the TOPIX Base Market Value is adjusted from time to time to ensure that it reflects only price movements resulting from auction market activity, and to eliminate the effects of other factors and prevent any instantaneous change or discontinuity in the level of the TOPIX Index. Such factors include, without limitation: new listings; delistings; new share issues either through public offerings or through rights offerings to shareholders; issuance of shares as a consequence of exercise of convertible bonds or warrants; and transfer of listed securities from the First Section to the Second Section of the TSE.

The formula for the adjustment is as follows:

$$\frac{\text{Adjusted Market Value on Adjustment Date}}{\text{TOPIX Base Market Value before adjustment}} = \frac{(\text{Adjusted Market Value on Adjustment Date} \pm \text{Adjustment Amount})}{\text{TOPIX Base Market Value after adjustment}}$$

Where, adjustment amount is equal to the changes in the number of shares included in the calculation of the index multiplied by the price of those shares used for the purposes of the adjustment.

Therefore,

$$\text{New TOPIX Base Market Value} = \frac{\text{Old TOPIX Base Market Value} \times (\text{Adjusted Market Value on Adjustment Date} \pm \text{Adjustment Amount})}{\text{Adjusted Market Value on Adjustment Date}}$$

The TOPIX Base Market Value remains at the new value until a further adjustment is necessary as a result of another change. As a result of such change affecting the TOPIX Current Market Value or any stock underlying the TOPIX Index, the TOPIX Base Market Value is adjusted in such a way that the new value of the TOPIX Index will equal the level of the TOPIX Index immediately prior to such change.

No adjustment is made to the TOPIX Base Market Value, however, in the case of events such as stock splits or decreases in capital without compensation, which theoretically do not affect market value.

License Agreement with TSE

We have entered into a non-exclusive license agreement with TSE providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use the TOPIX Index, which is owned and published by the TSE, in connection with securities, including the securities.

The license agreement between the TSE and Deutsche Bank AG provides that the following language must be set forth in this product supplement:

(i) The TOPIX Index Value and the TOPIX Trademarks are subject to the intellectual property rights owned by the TSE and the TSE owns all rights relating to the TOPIX Index, such as calculation, publication and use of the TOPIX Index Value and relating to the TOPIX Trademarks.

(ii) The TSE shall reserve the rights to change the methods of calculation or publication, to cease the calculation or publication of the TOPIX Index Value or to change the TOPIX Trademarks or cease the use thereof.

(iii) The TSE makes no warranty or representation whatsoever, either as to the results stemming from the use of the TOPIX Index Value and the TOPIX Trademarks or as to the figure at which the TOPIX Index Value stands on any particular day.

(iv) The TSE gives no assurance regarding accuracy or completeness of the TOPIX Index Value and data contained therein. Further, the TSE shall not be liable for the miscalculation, incorrect publication, delayed or interrupted publication of the TOPIX Index Value.

(v) The securities are in no way sponsored, endorsed or promoted by the TSE.

(vi) The TSE shall not bear any obligation to give an explanation of the securities or any advice on investments to any purchaser of the securities or to the public.

(vii) The TSE neither selects specific stocks or groups thereof nor takes into account any needs of the issuer or any purchaser of the securities, for calculation of the TOPIX Index Value.

(viii) Including but not limited to the foregoing, the TSE shall not be responsible for any damage resulting from the issue and sale of the securities.

"TOPIX®" and "TOPIX Index®" are trademarks of the TSE and have been licensed for use by Deutsche Bank AG. The securities have not been passed on by the TSE as to their legality or suitability. The securities are not issued, endorsed, sold or promoted by the TSE. THE TSE MAKES NO WARRANTIES AND BEARS NO LIABILITY WITH RESPECT TO THE NOTES.

SUPPLEMENTAL INFORMATION — TRANSITION OF THE MSCI INDICES TO A NEW INDEX METHODOLOGY

The information contained in this section will supplement the information contained in "MSCI Taiwan Index℠" and "MSCI Singapore Index" above. We have derived all information regarding the MSCI Taiwan Index and the MSCI Singapore Index (the "MSCI Indices") contained in this section of the product supplement from the MSCI Global Investable Market Indices Methodology published by MSCI and other publicly available information. We make no representation or warranty as to the accuracy or completeness of such information. Additional information concerning the transition of the MSCI Indices may be obtained at the MSCI website (www.mscibarra.com). Information contained in the MSCI website is not incorporated by reference in, and should not be considered part of, this product supplement or any relevant pricing supplement.

Transition

MSCI recently announced changes to the methodology used to calculate its MSCI Standard Indices, including the MSCI Indices. The current MSCI Standard and MSCI Small Cap Indices, along with the other MSCI equity indices based on them, are transitioning to the Global Investable Market Indices methodology described below. During the transition period, MSCI will publish the MSCI Provisional Standard and Provisional Small Cap Indices to assist investors in understanding the changes that would occur if the Global Investable Market Indices methodology were immediately implemented in the current MSCI Standard and Small Cap Indices. The first phase of the transition of the MSCI Standard Indices was completed on November 30, 2007. Currently, half of the differences between the Provisional Standard Indices or the Provisional Small Cap Indices, as applicable, and the Standard Indices or Small Cap Indices, as applicable, have been implemented. All companies in a Provisional Standard Index or Provisional Small Cap Index, as applicable, not in the corresponding Standard Index or Small Cap Index were added to the Standard Index or Small Cap Index, as applicable, at half of their free float-adjusted market capitalization, and companies previously in the Standard Index or Small Cap Index, as applicable, and not in the corresponding Provisional Standard Index or Provisional Small Cap Index, as applicable, had half of their free float-adjusted market capitalization removed.

The second phase of the transition of the MSCI Standard and the MSCI Small Cap Indices to the MSCI Global Investable Market Indices methodology will take place on May 30, 2008 (the first phase having been completed on November 30, 2007). The final additions and deletions of constituents for the second phase will be announced at least four weeks in advance of their implementation in the Standard and Small Cap Indices. All indices derived from the MSCI Standard Indices will follow the two-phase transition, except for the MSCI Euro and Pan Euro Indices which were transitioned in one phase on November 30, 2007. The transition will be synchronized for all markets and composites.

At the end of the transition period (May 30, 2008), the current MSCI Standard Indices will be composed of the MSCI Large Cap and Mid Cap Indices. The current MSCI Small Cap Index will transition to the MSCI Small Cap Index resulting from the new methodology. Together, the relevant MSCI Large Cap, Mid Cap and Small Cap Indices will make up the MSCI Investable Market Index for each country, composite, sector and style index that MSCI offers.

Constructing the MSCI Global Investable Market Indices

MSCI undertakes an index construction process, which involves: (i) defining the Equity Universe; (ii) determining the Market Investable Equity Universe for each market;

(iii) determining market capitalization size segments for each market; (iv) applying Index Continuity Rules for the MSCI Standard Index; (v) creating style segments within each size segment within each market; and (vi) classifying securities under the Global Industry Classification Standard (the "GICS").

Defining the Equity Universe

(i) Identifying Eligible Equity Securities: The Equity Universe initially looks at securities listed in any of the countries in the MSCI Global Index Series, which will be classified as either Developed Markets ("DM") or Emerging Markets ("EM"). All listed equity securities, or listed securities that exhibit characteristics of equity securities, except mutual funds, ETFs, equity derivatives, limited partnerships, and most investment trusts, are eligible for inclusion in the Equity Universe. Real Estate Investment Trusts ("REITs") in some countries and certain income trusts in Canada are also eligible for inclusion.

(ii) Country Classification of Eligible Securities: Each company and its securities (i.e., share classes) are classified in one and only one country, which allows for a distinctive sorting of each company by its respective country.

Determining the Market Investable Equity Universes

A Market Investable Equity Universe for a market is derived by applying investability screens to individual companies and securities in the Equity Universe that are classified in that market. A market is equivalent to a single country, except in DM Europe, where all DM countries in Europe are aggregated into a single market for index construction purposes. Subsequently, individual DM Europe country indices within the MSCI Europe Index are derived from the constituents of the MSCI Europe Index under the Global Investable Market Indices methodology.

The investability screens used to determine the Investable Equity Universe in each market are as follows:

(i) Equity Universe Minimum Size Requirement: This investability screen is applied at the company level. In order to be included in a Market Investable Equity Universe, a company must have the required minimum full market capitalization.

(ii) Equity Universe Minimum Float-Adjusted Market Capitalization Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have a free float-adjusted market capitalization equal to or higher than 50% of the Equity Universe Minimum Size Requirement.

(iii) DM and EM Minimum Liquidity Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity Universe, a security must have adequate liquidity. The Annualized Traded Value Ratio ("ATVR"), a measure that offers the advantage of screening out extreme daily trading volumes and taking into account the free float-adjusted market capitalization size of securities, is used to measure liquidity. In the calculation of the ATVR, the trading volumes in depository receipts associated with that security, such as ADRs or GDRs, are also considered. A minimum liquidity level of 20% ATVR is required for inclusion of a security in a Market Investable Equity Universe of a Developed Market, and a minimum liquidity level of 15% ATVR is required for inclusion of a security in a Market Investable Equity Universe of an Emerging Market.

(iv) Global Minimum Foreign Inclusion Factor Requirement: This investability screen is applied at the individual security level. To be eligible for inclusion in a Market Investable Equity

Universe, a security's Foreign Inclusion Factor ("FIF") must reach a certain threshold. The FIF of a security is defined as the proportion of shares outstanding that is available for purchase in the public equity markets by international investors. This proportion accounts for the available free float of and/or the foreign ownership limits applicable to a specific security (or company). In general, a security must have an FIF equal to or larger than 0.15 to be eligible for inclusion in a Market Investable Equity Universe.

(v) Minimum Length of Trading Requirement: This investability screen is applied at the individual security level. For an initial public offering ("IPO") to be eligible for inclusion in a Market Investable Equity Universe, the new issue must have started trading at least four months before the implementation of the initial construction of the index or at least three months before the implementation of a Semi-Annual Index Review. This requirement is applicable to small new issues in all markets. Large IPOs are not subject to the Minimum Length of Trading Requirement and may be included in a Market Investable Equity Universe and the Standard Index outside of a Quarterly or Semi-Annual Index Review.

Defining Market Capitalization Size Segments for Each Market

Once a Market Investable Equity Universe is defined, it is segmented into the following size-based indices:

- Investable Market Index (Large + Mid + Small)
- Standard Index (Large + Mid)
- Large Cap Index
- Mid Cap Index
- Small Cap Index

Creating the Size Segment Indices in each market involves the following steps: (i) defining the Market Coverage Target Range for each size segment; (ii) determining the Global Minimum Size Range for each size segment; (iii) determining the Market Size-Segment Cutoffs and associated Segment Number of Companies; (iv) assigning companies to the size segments; and (v) applying final size-segment investability requirements.

Index Continuity Rules for the Standard Indices

In order to achieve index continuity, as well as provide some basic level of diversification within a market index, notwithstanding the effect of other index construction rules, a minimum number of five constituents will be maintained for a DM Standard Index and a minimum number of three constituents will be maintained for an EM Standard Index.

If after the application of the index construction methodology, a Standard Index contains fewer than five securities in a Developed Market or three securities in an Emerging Market, then the largest securities by free float-adjusted market capitalization are added to the Standard Index in order to reach five constituents in that Developed Market or three in that Emerging Market. At subsequent Index Reviews, if the free float-adjusted market capitalization of a non-index constituent is at least 1.50 times the free float-adjusted market capitalization of the smallest existing constituent after rebalancing, the larger free float-adjusted market capitalization security replaces the smaller one.

Creating Style Indices within Each Size Segment

All securities in the investable equity universe are classified into Value or Growth segments using the MSCI Global Value and Growth methodology.

Classifying Securities under the Global Industry Classification Standard

All securities in the Global Investable Equity Universe are assigned to the industry that best describes their business activities. To this end, MSCI has designed, in conjunction with Standard & Poor's, the Global Industry Classification Standard. Under the GICS, each company is assigned uniquely to one sub-industry according to its principal business activity. Therefore, a company can belong to only one industry grouping at each of the four levels of the GICS.

Index Maintenance

The MSCI Global Investable Market Indices are maintained with the objective of reflecting the evolution of the underlying equity markets and segments on a timely basis, while seeking to achieve index continuity, continuous investability of constituents and replicability of the indices, and index stability and low index turnover.

In particular, index maintenance involves:

(i) Semi-Annual Index Reviews ("SAIRs") in May and November of the Size Segment and Global Value and Growth Indices which include:

- Updating the indices on the basis of a fully refreshed Equity Universe.
- Taking buffer rules into consideration for migration of securities across size and style segments.
- Updating FIFs and Number of Shares ("NOS").

The objective of the SAIRs is to systematically reassess the various dimensions of the Equity Universe for all markets on a fixed semi-annual timetable. A SAIR involves a comprehensive review of the Size Segment and Global Value and Growth Indices.

(ii) Quarterly Index Reviews ("QIRs") in February and August of the Size Segment Indices aimed at:

- Including significant new eligible securities (such as IPOs that were not eligible for earlier inclusion) in the index.
- Allowing for significant moves of companies within the Size Segment Indices, using wider buffers than in the SAIR.
- Reflecting the impact of significant market events on FIFs and updating NOS.

QIRs are designed to ensure that the indices continue to be an accurate reflection of the evolving equity marketplace. This is achieved by a timely reflection of significant market driven changes that were not captured in the index at the time of their actual occurrence but are significant enough to be reflected before the next SAIR. QIRs may result in additions or deletions due to migration to another Size Segment Index, and changes in FIFs and in NOS. Only additions of significant new investable companies are considered, and only for the Standard Index. The buffer zones used to manage the migration of companies from one segment to another are wider than those used in the SAIR. The style classification is reviewed only for companies that are reassigned to a different size segment.

(iii) Ongoing event-related changes. Ongoing event-related changes to the indices are the result of mergers, acquisitions, spin-offs, bankruptcies, reorganizations and other similar corporate events. They can also result from capital reorganizations in the form of rights issues, bonus issues, public placements and other similar corporate actions that take place on a continuing basis. These changes generally are reflected in the indices at the time of the event. Significantly large IPOs are included in the indices after the close of the company's tenth day of trading.

Announcement Policy

The results of the SAIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of May and November.

The results of the QIRs are announced at least two weeks in advance of their effective implementation dates as of the close of the last business day of February and August.

All changes resulting from corporate events are announced prior to their implementation.

The changes are typically announced at least ten business days prior to the changes becoming effective in the indices as an "expected" announcement, or as an "undetermined" announcement, when the effective dates are not known yet or when aspects of the event are uncertain. MSCI sends "confirmed" announcements at least two business days prior to events becoming effective in the indices, provided that all necessary public information concerning the event is available. The full list of all new and pending changes is delivered to clients on a daily basis, at 5:30 p.m., US Eastern Time.

In exceptional cases, events are announced during market hours for same or next day implementation. Announcements made by MSCI during market hours are usually linked to late company disclosure of corporate events or unexpected changes to previously announced corporate events.

In the case of secondary offerings representing more than 5% of a security's number of shares for existing constituents, these changes will be announced prior to the end of the subscription period when possible and a subsequent announcement confirming the details of the event (including the date of implementation) will be made as soon as the results are available.

Both primary equity offerings and secondary offerings for U.S. securities, representing at least 5% of the security's number of shares, will be confirmed through an announcement during market hours for next day or shortly after implementation, as the completion of the events cannot be confirmed prior to the notification of the pricing.

Early deletions of constituents due to bankruptcy or other significant cases are announced as soon as practicable prior to their implementation.